

An Oil & Gas Services Company

2024
ANNUAL REPORT













INVESTING FOR SUCCESS

RPC, INC.
AN OIL AND GAS SERVICES COMPANY

RPC provides a broad range of specialized oilfield services and equipment to independent and major oilfield companies engaged in the exploration, production and development of oil and gas properties in selected U.S. domestic and international markets. RPC is headquartered in Atlanta, Georgia, and its common shares are traded on the New York Stock Exchange under the ticker symbol RES.

Visit our corporate website at RPC.net.









REVENUES
($ in thousands)



2020	2021	2022	2023	2024
$ 598,302	$ 864,929	$ 1,601,762	$ 1,617,474	$ 1,414,999



2024 FINANCIAL HIGHLIGHTS

NET INCOME (LOSS)
($ in thousands)



2020	2021	2022	2023	2024
$ (212,192)	$ 7,217	$ 218,363	$ 195,113	$ 91,444

DILUTED EARNINGS (LOSS) PER SHARE



2020	2021	2022	2023	2024
$ (1.00)	$ 0.03	$ 1.01	$ 0.90	$ 0.43

EBITDA (1)
($ in thousands)



2020	2021	2022	2023	2024
$ (214,024)	$ 91,004	$ 372,092	$ 356,108	$ 232,967

(1) EBITDA is a financial measure that does not conform to generally accepted accounting principles (GAAP). Additional disclosures regarding this non-GAAP financial measure, including a reconciliation of EBITDA to net income, are found in Item 7 of the 10K filing included in this 2024 Annual Report.

RETURN ON INVESTED CAPITAL (2)



2020	2021	2022	2023	2024
9.4%	6.6%	23.9%	37.9%	29.9%

(2) Net cash provided by operating activities divided by average invested capital (stockholders' equity + notes payable to banks + other long-term liabilities)

LETTER TO STOCKHOLDERS

In 2024 we continued to generate strong cash flow, launched new products and services and invested in new assets, while navigating a challenging oilfield services market. We remained focused on driving aspects of the business within our control and worked diligently to mitigate the impact of external factors. While we always strive to do better, we are proud to have withstood significant competitive pressures, and we emerged from 2024 with a strong and liquid balance sheet. We look to 2025 to provide more stability in our end-markets and leverage the investments in assets and capabilities we made this past year. Our corporate objective is to create long-term shareholder value by delivering world-class oilfield services to our customers with a conservative financial management approach. We believe our actions have been consistent with that vision.

Even with a difficult environment in 2024, RPC remained profitable and boasted a rock-solid balance sheet with ample liquidity and no debt. Revenues declined to $1.4 billion, with intense competition across the businesses putting pressure on margins. That said, we still generated operating cash flow of nearly $350 million. After investments in our assets, we netted nearly $130 million of free cash flow (1), from which we continued to pay steady dividends to our stockholders. We ended 2024 with over $325 million in cash, an increase of more than $100 million from year-end 2023. We are actively exploring strategic acquisition opportunities to deploy our capital and increase our scale, but are doing so with the same rigor and economic discipline that has helped us achieve our strong financial position.

SELECT 2024 INDUSTRY DATA The price of U.S. crude oil had its moments of positive momentum in the first half of the year, but generally trended lower throughout 2024, finishing at approximately $72 per barrel. Natural gas showed strength in the second half of the year, but not enough to warrant a significant ramp up in completion activity. More importantly for our business, both the U.S. rig count and well completion activity trended down during the year and ended weaker than a year ago. These are two key indicators for our industry's activity levels, and those trends were consistent with our revenue performance. The average U.S. domestic drilling rig count decreased 13%, from 688 in 2023 to 600 in 2024. U.S. well completion count also is significant because most of our services support oilfield completion activities. During 2024 there were 11,660 oil and gas well completions reported in the U.S. domestic market, which was a decrease of 9% compared to 2023. Despite these headwinds, we remain active with initiatives to drive incremental revenues and improve margins and believe these efforts can help partially mitigate those external forces should they persist.

Our corporate objective is to create long-term shareholder value by delivering world-class oilfield services to our customers with a conservative financial management approach. We believe our actions have been consistent with that vision.

FINANCIAL REVIEW ***RPC's 2024 revenues*** decreased by 13% year-over-year to $1.4 billion. While pressure pumping, our largest individual service line, declined by 24%, our diversified portfolio of other service lines decreased by only 2%, providing a counterbalance to the acute pressures we faced in the frac market. We believe a continued focus on growing these non-pumping businesses is key to maintaining a resilient portfolio of offerings and minimizing volatility of our financial performance. After stabilizing at about 620 in the latter part of 2023, the U.S. rig count steadily drifted lower to the 580 range by mid-2024, holding steady at or above that level through the end of 2024. In addition, reported domestic frac spreads spent most of the year trending lower, as did industry-wide completion activity. With this backdrop, our industry has been quite competitive as oilfield services providers seek to maximize utilization of assets.

Cost of revenues (which excludes depreciation and amortization) was $1.0 billion for 2024, down $53 million, or approximately 5%, versus 2023, but did not decline as much as revenues given certain fixed costs inherent in our business. We took decisive actions in response to lower demand by reducing our staffing levels; however, we were careful not to disrupt the business or jeopardize our ability to rapidly respond to the marketplace when improved demand materializes in the future.

Selling, general and administrative expenses (SG&A) decreased $9.5 million, or approximately 6% versus 2023, to $156.4 million. The decrease was primarily due to rigorous cost controls in response to challenging market conditions. Depreciation and amortization (D&A) increased $24.5 million, or approximately 23% versus 2023, to $132.6 million. The increase in D&A was a function of the investments we made in a new Tier 4 dual-fuel frac fleet in 2024 on top of the new fleet we also bought in 2023. These investments are critical to the health of our pressure pumping business, as these modern, fuel-efficient fleets are our most in-demand assets.

Operating income was $97.5 million in 2024, compared with operating income of $245.0 million in 2023. The decline stemmed primarily from lower revenues and the associated impact of a high fixed cost structure, as well as the $24.5 million of higher D&A (non-cash).

(1) EBITDA, adjusted EBITDA, adjusted net income, adjusted diluted earnings per share and free cash flow are financial measures that do not conform to generally accepted accounting principles (GAAP). Additional disclosures regarding these non-GAAP financial measures, including a reconciliation of them to the most directly comparable GAAP measures, are found in Item 7 of RPC, Inc.'s 10K filing (included in this 2024 Annual Report).

Net interest income of $12.4 million in 2024 was up compared to $8.3 million in 2023 due to higher average cash balances from strong cash generation throughout the year. We did not draw on our credit facility during 2023 or 2024.

Net income was $91.4 million in 2024 compared to net income of $195.1 million last year. Diluted earnings per share was $0.43 in 2024 compared to $0.90 last year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) [1] was $233.0 million in 2024 compared to $356.1 million in 2023.

2023 GAAP results included the impact of pension settlement charges: Excluding the impact of these charges, 2023 adjusted net income [1] was $209.0 million, adjusted EPS [1] was $0.97, and adjusted EBITDA [1] was $374.4 million.

Cash provided by operating activities in 2024 was $349.4 million, down from $394.8 million last year. Operating cash flow benefited significantly from working capital changes, which were a $116.7 million source of cash and included the receipt of a $53 million tax refund from the IRS related to prior years.

Capital expenditures increased to $219.9 million, from $181.0 million in 2023. Our capital spending included the addition of a new fleet of pressure pumping assets, as referenced above, and maintenance of existing equipment.

Free cash flow [1] (defined as cash flow from operations less capital expenditures) was $129.5 million in 2024. While not as high as 2023, this strong cash flow generation resulted in two-year cumulative cash flow from operations of nearly $745 million and two-year cumulative free cash flow of more than $340 million, which we believe is a strong achievement in a capital-intensive business given the recent industry conditions. We will continue to prudently deploy capital by investing in and upgrading our asset base while not increasing industry capacity. Given current demand conditions, however, we do not currently have a new Tier 4 dual-fuel frac fleet on order.

As a result of our strong cash flow and commitment to returning capital to our stockholders, RPC continued to pay dividends and buy back stock in 2024. For the year, we paid $34.4 million in common stock dividends and bought back $7.5 million of stock under our share repurchase program (approximately 1 million shares). We are pleased that our strong cash generation supported investments in the business and a steady return of capital to stockholders, yet still left the balance sheet debt-free.

LOOKING AHEAD ▶   We are proud of our track record of profitability and cash generation even when the industry presents challenges and unfavorable trends. Our financial discipline has suited us well, and we are poised to make investments to grow our business, which is a key strategic focus for us in 2025 and beyond. We have internal initiatives underway to improve our execution and margins. In addition, we continue to invest in innovative new products and services, which we expect to begin ramping up in 2025 after receiving positive feedback from our customers. Regarding potential acquisitions, we are rigorously assessing opportunities



to expand our business. We believe we can benefit from increased scale and adding high cash flow businesses with strong customer bases to our diversified portfolio. The recent successful acquisition and integration of Spinnaker, coupled with our conservative management approach and financial strength, make us a "buyer of choice" for owners looking to sell their businesses and become part of a larger company with increased customer reach and broad service capabilities. We look forward to assessing these opportunities, finding the right strategic and cultural fit for RPC and ultimately executing on value-creating transactions.

In closing, we want to recognize the hard-working people across our organization for demonstrating the resilience required to succeed in today's competitive marketplace. We also thank our customers, for whom we work tirelessly to live up to our long reputation for delivering reliability, exceptional value, and overall outstanding service. In addition, we thank two of our Directors, Gary W. Rollins and Pamela R. Rollins, who have chosen not to stand for re-election at our upcoming Annual Shareholders' Meeting, for their many years of service and support on our Board. Lastly, I want to express to all our stakeholders that we remain committed to the financial discipline and conservative approach that has been our hallmark for decades and the backbone of our longevity and success.

Sincerely,

BEN M. PALMER
President and Chief Executive Officer

SERVICE LINES

PRESSURE PUMPING



cuddenergyservices.com

RPC's largest service line is pressure pumping, which accounted for approximately 42% of RPC's 2024 revenues. Pressure pumping is a stimulation service that involves fracturing or acidizing a formation to initiate or stimulate production in new and existing customer wells, either at the completion stage or later in a well's life cycle. It is especially useful in unconventional completion activities, In which exposing additional surface area in a formation is critical to enhancing the flow of hydrocarbons from the formation. Because of the growth of shale-related production activities, our customers' need for high-capacity pressure pumping services has grown tremendously. With the advent of 24-hour operations and the continuous duty requirements of "zipper" fracturing, we continue to see the need for upgraded, more powerful equipment.

Pressure pumping has grown to become a significant percentage of our revenues during the past two decades. The business is very capital-intensive, so it has received a majority of our capital investment. Pressure pumping services are provided using trailer-mounted equipment, so that the mobility of the equipment allows our services to be performed in various geographic areas. RPC provides these services to customers in many of the U.S. domestic oil and gas producing regions that focus on unconventional completion activities.

COILED TUBING



cuddpressure.com

Coiled tubing units use a continuous reel of steel tubing that is unwound from a reel and tripped into a well to perform a variety of services in several types of environments. Coiled tubing is mobile and can be tripped in and out of a well more quickly than conventional tubing. In many cases, an oil or gas well is able to continue producing during a well-servicing operation, which provides an additional benefit to our customer. RPC was a pioneer in coiled tubing, and today we see renewed interest in this market due to the unique requirements of unconventional wells and the enhanced capabilities of larger diameter coiled tubing strings for use in unconventional completion activities. We remain dedicated to the coiled tubing market because of our expertise in the field and its many applications. Coiled tubing accounted for approximately 10% of 2024 revenues.

DOWNHOLE TOOLS



thrutubing.com

RPC's downhole tools service line is dedicated to the coiled tubing, snubbing and service rig areas of the oilfield service industry. This service line specializes in working downhole tools – often under pressure – during drilling, completion and workover operations. Thru Tubing Solutions (TTS) accounted for approximately 27% of RPC's revenues in 2024. Our engineering team has developed a complete line of downhole equipment, some of which is proprietary in nature. A recent addition to our service offerings involves a patented technology that selectively diverts a frac to a less-treated part of a formation, which effectively increases the stimulated reservoir volume. Downhole situations are unpredictable and require visualization skills and the ability to apply innovative engineering techniques to solve complex downhole problems. Because this service line's offerings are especially suited for unconventional drilling and completion activities, it has grown significantly over the past decade. In addition to our domestic presence, we also operate successfully in several international markets.



SPINNAKER CEMENTING SOLUTIONS



spinnakeroil.com

Cementing is arguably the most important service line for protecting the hydrocarbon reserves and preventing contamination of underground freshwater strata by creating a strong, reliable seal between the annular space of the casing and open hole. It is this bond that later allows stimulation fluids to be pumped down the casing safely and accurately. Once the well begins to produce, the integrity of the cement sheath provides safe passage of hydrocarbons from the productive interval to the surface. These highly engineered fluid systems are paramount for well deliverability from our customers. Cementing is also one of the only services that take place on every well that is drilled, usually multiple times. Our customers require cementing from the initial drilling phase, throughout production, and finally at the plug and abandonment phase at the end of the well's productive life. Cementing services accounted for approximately 8% of 2024 revenue.

RENTAL TOOLS



pattersonservices.com

The rental tools service line is the largest part of our support services segment and accounted for approximately 5 percent of RPC revenues in 2024. This service line rents equipment to customers for use in both onshore and offshore oil and gas well drilling, as well as completion and workover activities. Usually, operators and drilling contractors find it more economical to supplement their tool and tubular inventories with rental items instead of owning a complete collection of tools. To effectively serve these customers, our facilities are strategically located at major staging points for oil and gas activities throughout the Gulf Coast, Mid-Continent, and Rocky Mountain regions. Our rental tools service line has some of the highest exposure to U.S. domestic oil production of any of our service lines due to the strategic placement of our facilities.

NITROGEN



cuddpressure.com

Nitrogen is a safe, noncombustible and noncorrosive substance and has a variety of oilfield uses. It is used to complement several of our other service lines, including coiled tubing, snubbing and pressure pumping. There are a number of uses for nitrogen, an inert, noncombustible element, in providing services to oilfield customers and industrial users outside of the oilfield. For our oilfield customers, nitrogen can be used to clean drilling and production pipe and displace fluids in various drilling applications.

Nitrogen also can be used to create a fire-retardant environment in hazardous blowout situations and as a fracturing medium for our fracturing service line. Specialized equipment is required to deliver nitrogen safely and effectively to the well site. Nitrogen accounted for approximately 2% of RPC's revenues in 2024.

SNUBBING-HYDRAULIC WORKOVER



cuddpressure.com

Snubbing-hydraulic workover is a well intervention service that uses a portable, hydraulic workover rig and crew to repair damaged casing, production tubing and downhole production equipment in a high-pressure environment and even to replace downhole equipment while maintaining pressure on the well. Although this service line accounted for less than 2% of our 2024 revenues, Snubbing-hydraulic workover has been an important service line due to its specialization. Snubbing-hydraulic workover requires significant experience and knowledge to perform this service safely and efficiently; therefore, this service is a small, specialized segment of the oil and gas industry. Hydraulic workover is increasingly used in unconventional completions which have extremely long lateral wellbores that coiled tubing cannot effectively service.

WELL CONTROL



cuddwellcontrol.com

Well control specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires domestically and internationally. It is a service line for which we are known as trailblazers in the industry. The Company's professional firefighting team has many years of aggregate industry experience in responding to well control incidents, and the successful performance of this service often leads to additional service opportunities. In the past few years we have performed well control and engineering work and critical well interventions in most oil-producing regions around the world. While well control accounted for less than 1 percent of RPC's 2024 revenues, it remains an important component of our service offerings.

OILFIELD PIPE INSPECTION SERVICES, MANAGEMENT AND STORAGE



pattersontubular.com

Our pipe inspection services include Full Body Electro-Magnetic and Phased Array Ultrasonic Inspection of pipe used in oil and gas wells. These services are provided at both the Company's inspection facilities and at pipe mills in accordance with negotiated sales and/or service contracts. Our customers are major oil companies and steel mills, for which we provide in-house inspection services, inventory management and process control of tubing, casing and drill pipe. Our locations near the Gulf Coast are equipped with bulkhead dock space and large-capacity cranes to safely load and offload cargo from barges, marine vessels, and a wide variety of other offshore and inland vessels. Patterson Tubular Services is equipped with a computerized inventory system to serve a variety of storage and handling services for both oilfield and non-oilfield customers. Pipe inspection services accounted for approximately 1% of 2024 revenues.




 # INVESTING FOR SUCCESS

INNOVATIVE PRODUCT LAUNCHES WITHIN DOWNHOLE TOOLS SERVICE LINE

In 2024, we launched two new products that are already gaining early traction in the marketplace. Our Downhole Tools service line, operating under the commercial brand Thru Tubing Solutions, continues to lead the industry with innovation to drive value for our customers. We are proud of the investments we've made in time and resources to bring these products to market and look forward to building on their early momentum.

3.50" A-10 Downhole Motor

The 3.50" A-10 downhole motor is setting the industry benchmark for power, reliability, and efficiency in demanding drilling environments. Engineered to deliver exceptional torque output while maintaining an ultra-low pressure drop, the A-10 is the premier downhole motor, offering industry-leading performance. This motor thrives in high-flow rate applications, ensuring optimal power transmission for extended-reach laterals and high-torque drilling scenarios. This motor is designed to withstand the rigors of extreme drilling conditions while maintaining superior efficiency and durability. What differentiates the A-10 is lowest operating pressure, unbeatable drilling capability and best available vibratory tool performance which utilizes TTS' innovative coil saver technology that allows "on-demand" activation of our extended reach tool once in the critical horizontal section of the well. This intelligent design significantly enhances the tool's effectiveness, delivering optimal downhole energy and drilling efficiency.



Unplug Solution

The Unplug system is a pioneering new innovation in stage isolation with the potential to disrupt the traditional $500 million frac plug market. Our unique and proprietary technology is used in horizontal "Plug and Perf"-style completions to separate each new frac stage from previously completed ones. However, unlike legacy solutions, our new Unplug system uses our Perf Pods to block flow at each individual perforation — rather than at a single point. This model delivers numerous advantages over traditional, single-point isolation, such insensitivity to pressure cycling and immunity to slipping downhole as well as it can't be accidentally preset. In addition, eliminating solid plugs can turn drillouts into simple and less expensive cleanout operations. Having completed hundreds of stage installations, field trials are complete and we are now in full commercial deployment. Feedback from customers has been overwhelmingly positive, with several trial participants electing to use our product as their preferred frac plug in their 2025 drilling programs.



Unplug perf pods plugging individual perforations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File No. 1-8726



RPC, INC.

(Exact name of registrant as specified in its charter)

Delaware	58-1550825
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

2801 Buford Highway NE, Suite 300

Atlanta, Georgia 30329

(404) 321-2140

Securities registered pursuant to Section 12(b) of the Act:		
Title of each class	*Trading Symbol(s)*	*Name of each exchange on which registered*
Common Stock, $0.10 Par Value	RES	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark	YES	NO
• Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐	☑
• Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. .	☑	☐
• Indicate by check mark whether the registrant has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.	☑	☐
• Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b 2 of the Exchange Act. (Check one):		

Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. .	☐	
• Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	
• Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐	
• Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act).	☐	☑

The aggregate market value of RPC, Inc. Common Stock held by non-affiliates on June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $520,746,956 based on the closing price on the New York Stock Exchange on June 28, 2024, of $6.25 per share.

RPC, Inc. had 216,052,632 shares of Common Stock outstanding as of February 14, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2025 Annual Meeting of Stockholders of RPC, Inc. are incorporated by reference into Part III, Items 10 through 14 of this report.

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RPC, INC. AND SUBSIDIARIES
Form 10-K
For the Fiscal Year Ended December 31, 2024

Table of Contents

Part I

Throughout this report, we refer to RPC, Inc., together with its subsidiaries, as we, us, RPC or the Company.

FORWARD-LOOKING STATEMENTS

Certain statements made in this report that are not historical facts are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. The words "may," "should," "will," "expect," "believe," "anticipate," "intend," "seek," "project," "estimate," "focus," "plan," "continue," "likely," "design," "strategies," "outlook," "trend," the negative of such terms and different forms thereof (e.g., different tenses or number or principle parts, as well as gerunds and other parts of speech such as adjectives, adverbs and nouns derived therefrom), and similar expressions generally identify forward-looking statements.

Such forward-looking statements may include, without limitation, statements that relate to our business strategy, plans and objectives and our beliefs and expectations regarding future demand for our equipment and services and other events and conditions that may influence the oilfield services market and our performance in the future. Forward-looking statements made elsewhere in this report include statements regarding:

> common drivers of operational and financial success for our Technical Services and our Support Services;

> our belief that Downhole Tools represents a differentiated service line with opportunities for technological innovation and new product development to drive growth;

> our ability to continue to monitor factors that impact current and expected customer activity levels, such as the prices of oil and natural gas, changes in pricing for our services and equipment, and utilization of our equipment and personnel;

> our strategy of utilizing equipment in unconventional basins;

> our expectation that capital expenditures will be $150 million to $200 million during 2025 and our expectation that such expenditures will be directed primarily towards capitalized maintenance of our existing equipment to improve efficiency and selected growth opportunities;

> our intention to continue upgrading our equipment to Tier 4 DGB over time in response to the industry trending toward lower emission and more cost effective dual-fuel assets;

> our belief that our financial and operating discipline have resulted in longevity and financial success in an industry where downturns can have significant financial impacts on operator liquidity and economic sustainability;

> our belief that there is an increased likelihood that a potential rapid rise in the use of artificial intelligence would have significant energy consumption requirements and boost demand for power solutions, many of which use oil and gas;

> the attractiveness of the U.S. domestic oilfield due to its oil and natural gas reserves, political stability and downstream energy infrastructure;

> our belief that as a result of increased asset efficiency, there is a general oversupply of oilfield services (OFS) capacity, particularly in pressure pumping, which has created a high level of price competition as companies seek to keep assets utilized;

> our belief that there is potential for M&A activity to continue as well as become more frequent in the smaller exploration and production (E&P) companies and OFS markets;

> our belief that capital discipline has and should generally reduce the volatility of the rig count over time;

> our plans with respect to investing in electric fleets;

> our belief that the principal competitive factors in the market areas that we serve are price, product availability, and quality of our equipment, service quality, reputation for safety and technical proficiency;

> our primary objective of creating long-term shareholder value by delivering world-class oilfield services to our customers across all services lines and our plans to achieve this objective by executing on strategic investments, both organic and potential M&A, that we believe will increase our scale, diversify our product offering, expand our customer base and improve our profitability and cash flow;

> our plans to monitor industry-wide factors that impact customer activity levels, such as the prices of oil and natural gas, competitive activity, E&P activity and capital market trends;

> our operating strategy, our growth strategy, and our capital allocation strategy;

> our key human capital management objectives and our focus on fostering talent in the following areas: diversity and equality; development and training; and compensation and benefits;

> our belief that our patented items in our operations are important, but not indispensable, to our success; our plans to seek patent protection when possible; and our reliance to a greater extent on the technical expertise and know-how of our personnel to maintain our competitive position;

> our belief that EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Free cash flow are important indicators of performance;

> our belief that current and projected prices of oil, natural gas and natural gas liquids are important catalysts for U.S. domestic drilling activity and can be impacted by economic and policy developments as well as geopolitical disruptions;

> our belief that oil prices will remain above levels sufficient to motivate our customers to maintain drilling and completion activities;

> our belief that long-term, projected steady higher demand for oil and natural gas should drive increased activity in most of the basins in which we operate;

> our belief that most of the feasible efficiency gains have been realized, but competition is expected to remain at a high level;

> our belief that the favorable long-term outlook for natural gas demand is sufficient for our customers to maintain natural gas-directed exploration and production activities;

> our plans to continue to monitor the supply and demand for our services and the competitive environment, including trends such as increasing customer preferences for lower emission and more efficient equipment;

> our belief that the growing efficiency with which oilfield completion crews are providing services is a catalyst for the oversupplied nature of the oilfield services market;

> our plans to allocate capital to maintain the capacity of our pressure pumping fleet to offset anticipated fleet retirements and our evaluations of our future investments and option to further transition our asset base toward more efficient dual-fleet or electric equipment;

> the strength of our financial condition;

> our plans with respect to our stock buyback program;

> our belief that the liquidity provided by our existing cash and cash equivalents and our overall strong capitalization will provide sufficient liquidity to meet our requirements for at least the next twelve months;

> our decisions about the amount of cash to be used for investing and financing activities are influenced by our capital position, and the expected amount of cash to be provided by operations;

> our belief that we do not expect to utilize our revolving credit facility to meet our liquidity requirements in the near term;

> our expectations to continue to pay cash dividends to common stockholders, subject to industry conditions and our earnings, financial condition and other relevant factors;

> estimates made with respect to our critical accounting estimates and which critical accounting estimates involve estimates that require a higher degree of judgment and complexity;

> our estimates with respect to a calculation of a range of exposure for claims, which as of December 31, 2024, is $17.8 million to $22.3 million;

> the effect of new accounting standards;

> the effect of the changes in foreign exchange rates on our consolidated results of operations or financial condition;

> our belief that our sources of supply are adequate to secure our demands at competitive prices;

> our belief that our current operating facilities are suitable and adequate to meet current and reasonably anticipated future needs;

> our belief that our ERP system will be implemented through a phased approach with costs being incurred over the next few years;

> our technology and process investments, which reduce the number of employees on a job location and change the roles of the remaining employees in ways that reduce their exposure to safety hazards and our belief that this reduced exposure to active areas of a job location has led to fewer safety incidents;

> our statements that we may repurchase outstanding common shares periodically based on market conditions and our capital allocation strategies considering restrictions under our credit facility; and

> estimates, assumptions and projections related to our application of critical accounting estimates, including those related to credit losses and allowance, self-insurance, goodwill, and acquisitions, the impact of lawsuits, legal proceedings and claims on our financial position and results of operation.

Such forward-looking statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of RPC to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

Risk factors that could cause such future events not to occur as expected include the following:

> the volatility of oil and natural gas prices;

> volatility in demand for our services due to, among other things, fluctuations in price levels of oil and natural gas, activity levels in the oil and gas industry in general, driven in part by customer decisions about capital investment toward the development and production of oil and gas reserves;

> the effects of political changes, expropriation, currency restrictions and changes in currency exchange rates, taxes, tariffs, boycotts and other civil disturbances. The occurrence of any one of these events could have a material adverse effect on our operations;

> fluctuations in drilling rig count and well completions;

> our concentration of customers in the energy industry and periodic downturns;

> our business depends on capital spending by our customers, many of whom rely on outside financing to fund their operations;

> dependence on our key personnel;

> our ability to identify or complete acquisitions;

> our ability to attract and retain skilled workers;

> some of our equipment and several types of materials used in providing our services are available from a limited number of suppliers;

> whether outside financing is available or favorable to us; increasing expectations from customers, investors and other stakeholders regarding our environmental, social and governance practices;

> our compliance with regulations and environmental laws;

> the impact of OPEC disputes on our operating results;

> possible declines in the prices of oil and natural gas, which tend to result in a decrease in drilling activity and therefore a decline in the demand for our services;

> the ultimate impact of current and potential political unrest and armed conflict in the oil producing regions of the world, including the current conflict involving Israel and the Gaza Strip, which could impact drilling activity, adverse weather conditions in oil or gas producing regions, including the Gulf of America;

> competition in the oil and gas industry;

> the Company's ability to implement price increases;

> the potential impact of possible future regulations on hydraulic fracturing on our business;

> risks of international operations;

> reliance on large customers;

> our operations rely on digital systems and processes that are subject to cyberattacks or other threats;

> our risk that we may not have adequate insurance coverage to compensate for losses from any of the risks listed herein, our existing insurance coverage may not continue to be available on acceptable terms or at all, and our insurers may deny coverage as to any future claims;

> our cash and cash equivalents are held primarily at a single financial institution;

> certain ongoing sales and use tax audits in various jurisdictions that involve issues that could result in unfavorable outcomes that cannot be currently estimated;

> inflation in the general economy, upward wage pressures in the labor markets, supply disruptions, and higher costs of certain materials and key equipment components, and decreased supply of skilled labor; and

> changes in assumptions underlying our critical accounting judgments and estimates. See "Risk Factors" on page 18 for a discussion of factors that may cause actual results to differ from our projections.

ITEM 1.
Business

ORGANIZATION AND OVERVIEW

RPC is a Delaware corporation originally organized in 1984 as a holding company for several OFS companies and is headquartered in Atlanta, Georgia.

RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the southwest, mid-continent, Gulf of America, Rocky Mountain and Appalachian regions, and in selected international markets. RPC acts as a holding company for the following legal entity groupings: Cudd Energy Services, Cudd Pressure Control, Thru Tubing Solutions and Patterson Services. Selected overhead including centralized support services and regulatory compliance are classified as Corporate. RPC is further organized into Technical Services and Support Services, which are its operating segments. As of December 31, 2024, RPC had 2,597 employees.

BUSINESS SEGMENTS

RPC manages its business as either services offered on the well site with equipment and personnel (Technical Services), or services and equipment offered off the well site (Support Services). The businesses under Technical Services generate revenues based on equipment, personnel operating the equipment and the materials utilized to provide the service. They are all managed, analyzed and reported based on the similarities of the operational characteristics and costs associated with providing the service.

Technical Services include RPC's oil and gas services that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer's well. The demand for these services is generally influenced by customers' decisions to invest capital toward initiating production in a new oil or natural gas well, improving production flows in an existing formation, or to address well control issues. This operating segment consists primarily of pressure pumping, downhole tools, coiled tubing and cementing. Customers include major multi-national and independent oil and gas producers and selected nationally owned oil companies. The services offered under Technical Services are high capital and personnel intensive businesses. The common drivers of operational and financial success of these services include diligent equipment maintenance, strong logistical processes, and appropriately trained personnel who function well in a team environment. Technical Services are provided in all of RPC's principal geographical markets.

Support Services include all of the services that provide (i) equipment offered off the well site without RPC personnel and (ii) services that are provided in support of customer operations off the well site such as classroom and computer training. The equipment and services offered include rental tools, drill pipe and related tools, pipe handling, pipe inspection and storage services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The primary drivers of operational success for Support Services are offering safe, high quality and in-demand equipment, as well as meeting customer needs and competitive marketing of such services. Customers primarily include domestic operations of independent oil and gas producers and major multi-nationals and selected nationally owned oil companies. Support Services are provided in all of RPC's principal geographical markets.

Support Services include all of the services that provide (i) equipment offered off the well site without RPC personnel and (ii) services that are provided in support of customer operations off the well site such as classroom and computer training. The equipment and services offered include rental tools, drill pipe and related tools, pipe handling, pipe inspection and storage services,

and oilfield training services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The primary drivers of operational success for Support Services are offering safe, high quality and in-demand equipment, as well as meeting customer needs and competitive marketing of such services. Customers primarily include domestic operations of independent oil and gas producers and major multi-nationals and selected nationally owned oil companies. Support Services are provided in all of RPC's principal geographical markets.

A breakdown of segment and service line sales and a brief description of the primary services follows:

	2024		2023		2022	
	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
(in thousands)						
Technical Services	$ 1,326,005	93.7%	$ 1,516,137	93.7%	$ 1,516,363	94.7%
Support Services	88,994	6.3	101,337	6.3	85,399	5.3
Total Revenues:	$ 1,414,999	100.0%	$ 1,617,474	100.0%	$ 1,601,762	100.0%
Pressure Pumping (Technical Services)	$ 587,051	41.5%	$ 771,542	54.5%	$ 846,939	59.9%
Downhole Tools (Technical Services)	386,085	27.3	397,341	28.1	374,081	26.4
Coiled Tubing (Technical Services)	135,175	9.6	152,484	10.8	140,889	10.0
Cementing (Technical Services)	110,730	7.8	64,481	4.6	21,178	1.5
Rental Tools (Support Services)	65,207	4.6	73,301	5.2	62,780	4.4
Other (both segments)	$ 130,751	9.2%	$ 158,325	11.2%	$ 155,895	11.0%

TECHNICAL SERVICES SEGMENT

Pressure Pumping: 41.5% of 2024 total revenues. Services are provided to customers throughout Texas and the mid-continent regions of the United States, with a concentration in the Permian basin. We primarily provide pressure pumping services to customers to enhance the initial production of hydrocarbons in unconventional horizontal well formations. These formations require high volumes of stimulation fluids using a great deal of pressure pumping horsepower to complete the well. Since unconventional wells transitioned from vertical to a long (often 10,000 to over 20,000 feet) horizontal lateral, they require tools and drilling mechanisms that are flexible and can be steered once they are downhole. For these reasons, unconventional wells require more of RPC's services, such as coiled tubing services and downhole tools, as described in subsections below.

Hydraulic Fracturing, often synonymous with pressure pumping, is performed to stimulate production of oil and natural gas by increasing the permeability of a shale formation. The fracturing process consists of pumping fluids and sand into a cased and perforated well at sufficient pressure to fracture the formation at desired locations and depths. When the pressure is released at the surface, the fluid returns to the well surface, but the proppant remains in the fracture, thus keeping it open to allow oil and natural gas to flow into the production tubing and to the surface.

RPC's frac fleets are comprised of high pressure hydraulic pumps, powered by both diesel and dual-fuel engines, and ancillary equipment such as hoses, valves and blenders, and operational trailers to house personnel and computerized control systems. Pressure pumping equipment is typically truck or skid-mounted

equipment for mobility. The Company ended 2024 with 10 horizontal fleets, of which 3 were Tier 4 DGB (dynamic gas blending, also referred to as dual-fuel as they can utilize both diesel and natural gas) and 3 were Tier 4 Diesel. Tier 4 is a set of regulations from the U.S. Environmental Protection Agency (EPA) that aims to reduce harmful emissions from engines and generators. The Company intends to continue upgrading its equipment to Tier 4 DGB over time in response to the industry trending toward lower emission and more cost effective dual-fuel assets, but does not intend to increase its overall number of frac fleets.

Downhole Tools: 27.3% of 2024 total revenues. Services and proprietary downhole motors and other specialized tools, such as fishing devices, are provided to drilling and production operators to enable casing perforation and bridge plug drilling at the completion stage of an oil or gas well. Products are also used during workover operations. The services that Thru Tubing Solutions (TTS) provides are often proprietary solutions developed by the Company, for which the Company maintains an active intellectual property and patent program. Management believes Downhole Tools represents a differentiated service line with opportunities for technological innovation and new product development to drive growth. Examples of newly introduced products include a 3½ inch high performance downhole motor, as well as Unplug, a proprietary alternative solution to traditional bridge plugs using perforation pods to reduce inefficiencies and technical risks associated with traditional plugs.

Coiled Tubing: 9.6% of 2024 total revenues. Services involve the injection of a flexible steel pipe thousands of feet in length into a wellbore to conduct a variety of downhole tasks. Coiled tubing's flexibility allows it to be steered through horizontal wellbores, while also being strong enough to convey tools or motors at the end of the tube. The hollow tube can convey fluid which powers a motor or may be needed to clean out a wellbore. Coiled tubing units are effective over great distances making them ideal for completion activities in the U.S. domestic market, where lateral lengths have been increasing.

Cementing: 7.8% of 2024 total revenues. The process of cementing includes developing a cement slurry formulated for a well's unique characteristics, pumping the cement through the wellbore and into the space between the well casing and well bore. The pumping assets used in deploying the cement are the same/similar to the equipment used in hydraulic fracturing, making these operations complementary to our pressure pumping service line. The cement creates a barrier to protect the casing and prevent environmental contamination. In addition to completion uses, cementing can also be used to plug a well at the end of its life cycle. Effective July 1, 2023, the Company acquired Spinnaker, a leading provider of oilfield cementing services in the Permian and Mid-Continent basins. The Company's cementing revenues increased during 2024 primarily due to the effect of owning Spinnaker for a full year.

Snubbing. Services involve using a hydraulic workover rig that permits an operator to repair damaged casing, production tubing and downhole production equipment while maintaining pressure on the well to minimize operational disruptions.

Nitrogen. Both oilfield customers and industrial users outside of the oilfield use these services to, for example, clean drilling and production pipe or purge non-oilfield industrial pipelines.

Well Control. Services include responding to and controlling oil and gas well emergencies, including blowouts and well fires, as well as supply the equipment, expertise and personnel necessary to restore affected oil and gas wells to production so that drilling operations can resume as promptly as safety permits.

Wireline. Services involve unwinding and lowering a spooled wire into a well, conveying various types of tools or equipment. Slick or braided lines are non-conductive and primarily for jarring objects into or out of a well, as in fishing or plug-setting operations. Electric lines carry a conductor line into a well allowing the use of electrically-operated tools such as perforators and bridge plugs. Wireline services can also be an integral part of the plug and abandonment process near the end of the life cycle of a well.

SUPPORT SERVICES SEGMENT

Rental Tools: 4.6% of 2024 total revenues. The Company rents specialized equipment for use with onshore and offshore oil and gas well completion, drilling and workover activities. The Company offers a broad range of rental tools including drill pipe and associated handling tools, blowout preventers and a variety of tool assemblages that provide well control. The equipment needed is in large part determined by the geological features of the production zone and the size of the well. Given the potentially significant range of equipment needs, operators and drilling contractors often find it more economical to supplement their tool and tubular assets with rental items instead of owning a complete set of assets.

Oilfield Pipe Inspection Services, Pipe Management and Pipe Storage. We provide in-house inspection services, inventory management and process control of tubing, casing and drill pipe for major oil companies and pipe producers.

Well Control School. Provides industry and government accredited training for the oil and gas industry, delivering various formats including conventional classroom training and interactive online training.

Refer to note to the consolidated financial statements titled Business Segment and Entity Wide Disclosures for additional financial information on our business segments.

CUSTOMERS

RPC's principal customers consist of major and independent oil and natural gas producing companies and can range in size from small and independent E&Ps to large (often public) integrated E&Ps. Smaller customers, often referred to as "spot" or "semi-dedicated" are generally less consistent in terms of demand for services but can increase their activities significantly during upcycles. These customers also often rely on OFS companies to provide materials, logistical support and expertise. These customers are typically highly price-sensitive and generally less focused on new equipment and ESG-related trends. Large customers have scale and often contract with OFS companies for "dedicated" fleets and offer more consistent demand and visibility. Their scale also means they can build their own infrastructure for power and water, acquire and develop high quality acreage due to access to capital, and invest in new technologies (both equipment and IT). RPC's pressure pumping business is oriented toward spot and semi-dedicated customers in the Permian basin, while other service lines, such as downhole tools, cementing, coiled tubing and rental tools service both large and small customers across several major U.S. oil and gas basins.

Sales are generated by RPC's business unit specific sales forces and through referrals from existing customers. We monitor the financial condition of these customers, their capital expenditure plans, and other indications of their drilling and completion activities. Due to the short lead time between ordering services or equipment and providing services or delivering equipment, there is no significant sales backlog.

One of our customers, a private E&P company, accounted for approximately 13% of the Company's revenues in 2024; another private E&P company accounted for approximately 11% of the Company's revenues in 2022. Amounts for customers that exceeded 10% of the Company's revenues in 2024 and 2022 were primarily associated with the Company's Technical Services segment. There were no other customers in 2022 or 2024, and no customers in 2023 exceeding 10% of revenues. In addition, there was one customer that was also primarily associated with the Company's Technical Services segment that accounted for approximately 10% of accounts receivable as of December 31, 2023.

SUPPLIERS

The Company's suppliers mainly provide equipment and materials used across our service lines. We purchase hydraulic fracturing fleets, including pumps and ancillary components, trucks, sand, chemicals, and cement to support our pressure pumping and cementing service lines. We also procure flexible steel pipe used in coiled tubing. Generally speaking there are multiple suppliers for our key equipment and materials needs and we believe that these sources of supply are adequate to secure our demands at competitive prices.

INDUSTRY OVERVIEW & KEY THEMES

RPC provides its services primarily to domestic customers through a network of facilities strategically located to serve oil and gas drilling and production activities of its customers in Texas, the mid-continent, the southwest, the Gulf of America, the Rocky Mountain and the Appalachian regions. Demand for RPC's services in the U.S. is volatile and fluctuates with current and projected price levels of oil and natural gas and activity levels in the oil and gas industry. Customer activity levels are influenced by their decisions about capital investment toward the development and production of oil and gas reserves. Over the years, the oil and gas industry's cyclical nature has resulted in many OFS companies going bankrupt, ceasing operations, or being forced to get acquired. The Company believes its financial and operating discipline have resulted in longevity and financial success in an industry where downturns can have significant financial impacts on operator liquidity and economic sustainability.

Rig count. During 2024 the average U.S. rig count decreased 12.8% to 600 compared to the prior year. While oil and gas industry demand is influenced by many factors, the rig count is often used as a proxy for current and future industry activity. Oil and gas industry activity levels have historically been volatile, experiencing multiple cycles. The most recent significant recent downturn occurred following the onset of the COVID pandemic, with August 2020 marking the lowest U.S. domestic rig count in U.S. oilfield history at 250. Since that point, the industry began to rebound with strong U.S. economic activity, with the rig count reaching an average of 723 in 2022 and 688 in 2023, before trending even lower and averaging 600 during 2024. Over the past several years, there has been oil and gas price volatility sparked by uncertainties related to the Russian invasion of Ukraine, tensions in the Middle East related to Israel's conflict in the Gaza Strip and continued uncertainty from OPEC+ regarding production levels. Furthermore, there is an increased likelihood that a potential rapid rise in the use of artificial intelligence would have significant energy consumption requirements and boost demand for power solutions many of which use oil and gas. Management believes these factors reinforce the attractiveness of the U.S. domestic oilfield due to its oil and natural gas reserves, political stability and downstream energy infrastructure.

Since the majority of RPC's services are utilized at the completion stage of an oil or gas well's life cycle, the Company closely monitors well completion trends in the U.S. domestic oilfield. As recently reported by the U.S. Energy Information Administration, reported well completions was 11,659 in 2024, a decrease of approximately 9% compared to 2023. Fluctuations in the prices of commodities, particularly the price of oil, and activity levels as measured by well completions, significantly impact RPC's financial results. Of note, while there is a sense of energy industry optimism regarding the new presidential administration, which is generally considered to be "pro-business" and supportive of the domestic energy industry, there is limited visibility on a number of regulatory or policy developments and the impact those may have on our business.

	2024	2023	2022
Average U.S. domestic rig count	**600**	688	723
Average natural gas price (per thousand cubic feet (mcf))	**$ 2.19**	$ 2.54	$ 6.44
Average oil price (per barrel)	**$ 76.60**	$ 77.55	$ 94.89

Source: Baker Hughes, Inc., U.S. Energy Information Administration

Efficiencies in pressure pumping. In the past decade, there have been significant improvements in the efficiency of OFS, with the end result being more oil and gas produced with less equipment. Several factors have contributed to asset efficiency, including the industry's ability to accurately identify high yielding formations, drill faster and more effectively, complete wells more quickly, and extract the same amount of oil and gas with less rigs and service equipment. Pressure pumpers have also significantly increased pump hours per day, often to 20 to 22 of 24 hours, resulting in assets being "burned" faster and requiring quicker capital investment cycles. Furthermore, more wells are being drilled per pad, or site, each well is being drilled with longer laterals, now often extending several miles, and more stages are being completed within each lateral. All of these factors are increasing hydrocarbon output without creating a correlated increase in cost; however, cost efficiency savings have been disproportionately realized by the E&Ps rather than oilfield service companies. As a result of increased asset efficiency, the Company believes there is a general oversupply of OFS capacity, particularly in pressure pumping, which has created a high level of price competition as OFS companies seek to keep assets utilized.

Consolidation of E&Ps. The oil and gas industry is capital intensive and cyclical. As a result, operating and financial scale have significant benefits related to acquiring attractive land, investing in assets and infrastructure to efficiently extract hydrocarbons, leveraging scale across the value chain, and generating financial leverage to drive investor returns. The recent trend of consolidation among mid-to-large E&Ps has resulted in a more concentrated pool of larger, more powerful E&P companies. Also, as a result of E&P consolidation, there can be significant changes in an OFS company's customer base, with customers often being acquired (risking loss of business) or making acquisitions (potential customer gains) across service lines. There is the potential for M&A activity to continue as well as become more frequent in the smaller E&P and OFS market.

Capital discipline by E&Ps. During the past cycle, E&P companies have taken a more disciplined approach to capital allocation of operating and free cash flow. They are maintaining steadier operations and not significantly accelerating or decelerating investment with commodity price cycles and providing a more significant and consistent return of capital to shareholders. This has taken the form of both dividends and share buybacks. This level of discipline is intended to boost overall investor returns, in part by limiting activity volatility and enabling more consistent free cash flow generation available to distribute. As a result, many large E&Ps are focused on developing and securing OFS partners who can meet their needs for scale and types of equipment across their large asset base. While the rig count has trended lower due to the efficiencies discussed above, capital discipline has reduced and should generally continue to reduce the volatility of the rig count over time.

Increased adoption of low-emission equipment. Pressure pumping requires emission-intensive equipment as it has historically been powered solely or primarily by diesel fuel. However, in recent years DGB and electric powered fleets have been increasingly adopted. Electric powered fleets use electric motors powered by lower-cost energy sources (e.g., natural gas converted on-site, compressed natural gas, or grid-supplied electricity) and offer reduced emissions compared to diesel fuel or DGB equipment. Electric assets are often desired by customers, especially large public companies, to achieve their ESG goals, while smaller independent E&Ps often place less value on ESG-related benefits. To date, RPC has not invested in electric fleets but is considering future investments in this area.

Low natural gas prices. In 2024, average natural gas prices decreased 13.8% compared to the prior year, despite strong performance in the second half of 2024. Flat consumption of natural gas in the United States has been met with increasing supply from high yielding gas shales and gas collected as byproduct from oil production. This abundant supply has resulted in low natural gas prices, thus reduced gas production activity. The Company believes the favorable long-term outlook for natural gas demand is sufficient for our customers to maintain natural gas-directed E&P activities. However, currently suppressed activity has resulted in OFS companies shifting assets out of gassy basins toward oil basins, resulting in more competition in the Company's key service lines, particularly pressure pumping in the Permian basin.

COMPETITION

RPC operates in highly competitive areas of the OFS industry. We offer our services and equipment in highly competitive markets, and the revenues and earnings generated are affected by changes in competitive prices for our services with supply and demand dynamics that can change rapidly. RPC competes with many large and small oilfield industry competitors, including the largest integrated OFS companies. The Company believes that the principal competitive factors in the market areas that it serves are price, product availability and quality of our equipment, service quality and reputation for safety and technical proficiency.

Following a period of strong demand and favorable pricing trends when the OFS industry rebounded off the COVID lows, pricing has become far more competitive. In recent years, improving completion services efficiency has served to increase effective capacity, and the Company believes current supply of most OFS exceeds demand. This has had the most significant impact on the Company's pressure pumping service line, though all the Company's Permian-focused operations have faced increased competition from assets shifting into the region from gassy basins where activity has been weak. By nature, OFS companies have high fixed costs and pricing competition to keep assets utilized is common.

The oil and gas services industry includes dominant global competitors including, among others, Halliburton Company, Baker Hughes Company, and Schlumberger Ltd. The industry also includes a number of other publicly traded peers whose operations are more similar to RPC, including Liberty Energy, Inc., Mammoth Energy Services, Inc., NCS Multistage Holdings, Inc., Nine Energy Services, Patterson-UTI Energy, Inc., ProFrac Holding Corp. and ProPetro Holding Corp., as well as numerous smaller, privately owned competitors. Increased demands for larger-scale and newer technology solutions, as well as business combinations among large oil and gas companies, are driving consolidation of our competitors in certain service lines.

STRATEGY

RPC's primary objective is to create long-term shareholder value by delivering world-class OFS to our customers across all service lines, while exercising capital discipline and employing a conservative operational and financial approach. To achieve this objective, we plan to execute strategic investments, both organic and potential M&A, that we believe will increase our scale, diversify our product offering, expand our customer base and improve our profitability and cash flow. In assessing RPC's strategy, financial condition and operating performance, management generally reviews results and trends related to revenues, asset utilization, pricing, cost structure, profitability, cash flows and the return on our invested capital. We also monitor industry-wide factors that impact customer activity levels, such as the prices of oil and natural gas, competitive activity, E&P activity and capital markets trends.

Our strategies can be broken down into 3 categories: operating, growth and capital allocation.

Operating strategy

> Drive a culture of highly engaged, empowered, and appropriately incentivized employees

> Provide safe, high quality, well-maintained, in-demand equipment and services to our customers through highly trained personnel and strong logistical support processes

> Maintain a flexible cost structure that can respond quickly to volatile industry conditions and business activity levels

> Optimize asset utilization to leverage direct and overhead costs with a focus on profitability and a bias to avoid burning our assets on low-return projects – i.e., idle fleets as appropriate

> Develop new products and offer specialized services to differentiate ourselves in the marketplace

Growth strategy

> Remain highly disciplined with respect to adding new incremental revenue-producing equipment

> Invest selectively in our key service lines to upgrade technologies and capabilities

> Acquire high-quality companies or assets that would increase our scale, diversify our key service lines, bolster our competencies, expand our customer base and deliver attractive financial returns; due to the fragmented nature of the oil and gas services industry, RPC believes a number of suitable acquisition opportunities exist

> Direct growth investments toward domestic (versus international) operations because of attractive activity levels, competitive positioning and lower geopolitical risks

Capital allocation strategy

> Maintain a conservative and low-cost capital structure, with an appropriate use of debt financing, to sustain operational strength and liquidity during industry downturns

> Balance the use of cash invested in the Company (both organic and potential M&A) and returned to stockholders with strong alignment of management and shareholder interests

> Continue paying regular quarterly dividends, though we do not currently intend to steadily grow the regular dividend, nor do we have a target payout ratio of net income or cash flow to dividends; given the capital intensity and cyclical nature of the business, we do not plan to return significant excess cash to investors through special dividends

> Maintain a share buyback program to opportunistically repurchase stock in the open market in compliance with the federal securities laws and the applicable exchange listing requirements, if the Company believes our common stock represents an exceptional value

HUMAN CAPITAL

The table below shows the number of employees at December 31, 2024, and 2023:

At December 31,	2024	2023
Employees	2,597	2,691

The Company operates in a cyclical business where financial performance and headcount are influenced by, among other things, changes in oil and natural gas prices. The Company's key human capital management objectives are focused on fostering talent in the following areas:

Workplace Inclusion – The company is committed to fostering a diverse and inclusive workforce, where employees collaborate toward a shared purpose. We uphold strong values, cultivate meaningful relationships, and maintain consistency in leadership and management. As part of our commitment to diversity, we actively recruit and hire recently discharged military personnel. The Board of Directors oversees these efforts through the Human Capital Management and Compensation Committee, which monitors compliance with applicable non-discrimination laws pertaining to race, gender, and other protected classes. The Committee regularly monitors these matters and provides updates to the Board as needed, with a minimum annual review.

Development and Training – The Company's management team and all its employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. We have implemented and maintain a Code of Conduct to provide guidance for everyone associated with the Company, including its employees, officers, and directors (the Code). The Code prohibits unlawful or unethical activity, including discrimination, and directs our employees, officers, and directors to avoid actions that, even if not unlawful or unethical, might create an appearance of illegality or impropriety. The Code is updated annually and certain employees at the supervisory level and above are required to review the Code each year. Any reported non-compliance is followed up on and resolved, as appropriate. In addition, the Company provides annual training for preventing, identifying, reporting, and ending any type of unlawful discrimination. We also have escalation policies in place to address various issues including employee discrimination. The Company also provides a wide variety of opportunities for professional growth for all employees with in-classroom and online training, on-the-job experience, and counseling.

Compensation and Benefits – The Company focuses on attracting and retaining employees by providing compensation and benefit packages that are competitive in the market, taking into account the location and responsibilities of the job. We provide competitive financial benefits such as a 401(k) retirement plan with a company match and generally grant awards of restricted stock for certain of our salaried employees. We provide our employees and their families with access to a variety of innovative, flexible, and convenient health and wellness programs that support their physical and mental health by providing tools and resources to help them improve or maintain their health status.

RPC has always believed in the long-term value of education and has demonstrated this belief through a college scholarship program for the children of employees. This program, which awards four-year college scholarships based on merit, parents' tenure and need, has invested more than $1.5 million to support hundreds of children of employees as they earn college degrees. A number of these college graduates have come to work for RPC and have followed their parents to become valuable employees.

RPC and its subsidiaries have regularly participated in efforts to support the communities in which we live. We have participated in the United Way Campaign in the city in which our corporate headquarters are located for more than 30 years. In addition, we have sponsored several emergency relief efforts following natural disasters, such as hurricanes and tornados, in communities in which our field offices are located.

Safety – The Company adheres to a comprehensive safety program to promote a safe working environment for its employees, contractors and customers at its operational locations and active job sites. This program complies with applicable regulatory guidelines for oilfield operations and is enhanced by our analysis of workplace-related incidents and evolving preventative measures. We monitor our workplace safety record and compare it to industry benchmarks and our internal metrics to find areas for improvement.

RPC is making technology and process investments which reduce the number of employees on a job location and change the roles of the remaining employees in ways that reduce their exposure to safety hazards. We believe that this reduced exposure to active areas of a job location has led to fewer safety incidents.

FACILITIES/EQUIPMENT

RPC's equipment consists primarily of oil and gas services equipment used either in servicing customer wells or provided on a rental basis for customer use. Most of this equipment is Company owned. RPC purchases oilfield service equipment from a limited number of manufacturers. These manufacturers may not be able to meet our requests for timely delivery during periods of high demand which may result in delayed deliveries of equipment and higher prices for equipment.

RPC owns and leases regional and district facilities from which its OFS are provided to land-based and offshore customers. RPC's principal executive offices in Atlanta, Georgia are leased. The Company has four primary administrative buildings, two leased facilities, one in each of The Woodlands, Texas, and Midland, Texas, that include the Company's operations, engineering, sales and marketing headquarters, and two owned facilities, one in Houma, Louisiana that includes certain administrative functions and one in Newcastle, Oklahoma that includes certain administrative functions, operations, engineering, sales and equipment storage yards. RPC believes that its facilities are adequate for its current operations. For additional information with respect to RPC's lease commitments, see note to the consolidated financial statements titled Leases.

GOVERNMENTAL REGULATION

RPC's business is affected by state, federal and foreign laws and other regulations relating to the oil and gas industry, as well as laws and regulations relating to worker safety and environmental protection. RPC cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition. More stringent environmental standards compel the Company to buy more expensive equipment to meet those standards and also renders older equipment obsolete.

In addition, our customers are affected by laws and regulations relating to the exploration and production of natural resources such as oil and natural gas. These regulations are subject to change, and new regulations may curtail or eliminate our customers' activities. We cannot determine the extent to which new legislation may impact our customers' activity levels, and ultimately, the demand for our services.

INTELLECTUAL PROPERTY

RPC uses several patented items in its operations which management believes are important, but are not indispensable, to RPC's success. Although RPC anticipates seeking patent protection when possible, it relies to a greater extent on the technical expertise and know-how of its personnel to maintain its competitive position.

AVAILABILITY OF FILINGS

RPC makes available, free of charge, on its website, www.rpc.net, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the same day they are filed with the Securities and Exchange Commission.

ITEM 1A.
Risk Factors

RISKS RELATED TO OUR BUSINESS

Demand for our equipment and services is affected by the volatility of oil and natural gas prices.

Oil and natural gas prices affect demand throughout the oil and gas industry, including the demand for our equipment and services. Our business depends in large part on the conditions of the oil and gas industry, and specifically on the capital investments of our customers related to the exploration and production of oil and natural gas. When these capital investments decline, our customers' demand for our services declines.

The price of oil, a world-wide commodity, is affected by, among other things, the potential of armed conflict in politically unstable areas such as the Middle East as well as the actions of OPEC, an oil cartel which controls approximately 40% of global oil production. OPEC's actions have historically been unpredictable and can contribute to the volatility of the price of oil on the world market.

Although the production sector of the oil and gas industry is less immediately affected by changing prices, and, as a result, less volatile than the exploration sector, producers react to declining oil and gas prices by curtailing capital spending, which would adversely affect our business. A prolonged low level of customer activity in the oil and gas industry adversely affects the demand for our equipment and services and our financial condition and results of operations.

Reliance upon a large customer may adversely affect our revenues and operating results.

At times our business has had a concentration of one or more major customers. One of our customers, a private E&P company, accounted for approximately 13% of the Company's revenues in 2024; and another private E&P company accounted for approximately 11% of the Company's revenues in 2022. There were no other customers in 2022 or 2024, and no customers in 2023 exceeding 10% of revenues. Amounts for customers that exceeded 10% of the Company's revenues in 2024 and 2022 were primarily associated with the Company's Technical Services segment. In addition, there was one customer that was also primarily associated with the Company's Technical Services segment that accounted for approximately 10% of accounts receivable as of December 31, 2023. There were no customers that accounted for 10% or more of accounts receivable as of December 31, 2024. The reliance on a large customer for a significant portion of our total revenues exposes us to the risk that the loss or reduction in revenues from this customer, which could occur unexpectedly, could have a material and disproportionate adverse impact upon our revenues and operating results.

Our concentration of customers in one industry and periodic downturns may impact our overall exposure to credit risk and cause us to experience increased credit loss allowance for accounts receivable.

Substantially all of our customers operate in the energy industry.

This concentration of customers in one industry may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and generally do not require collateral in support of our trade receivables. The periodic downturns that our industry experiences may adversely affect our customers' operations, which could cause us to experience increased credit losses for accounts receivable.

Our business depends on capital spending by our customers, many of whom rely on outside financing to fund their operations.

Many of our customers rely on their ability to raise equity capital and debt financing from capital markets to fund their operations. Their ability to raise outside capital depends upon, among other things, the availability of capital, near-term operating prospects of oil and gas companies, current and projected prices of oil and natural gas, and relative attractiveness of competing investments for available investment capital. These factors are outside of our control, and in the event our customers cannot continue to raise outside capital to fund their operations, RPC's financial results would be negatively impacted.

RPC's success will depend on its key personnel, and the loss of any key personnel may affect its revenues.

RPC's success will depend to a significant extent on the continued service of key management personnel. The loss or interruption of the services of any senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could disrupt RPC's operations and cause a decrease in its revenues and profit margins.

We may be unable to compete in the highly competitive oil and gas industry in the future.

We operate in highly competitive areas of the OFS industry. The equipment and services in our industry segments are sold in highly competitive markets, and our revenues and earnings have in the past been affected by changes in competitive prices, fluctuations in the level of activity in major markets and general economic conditions. We compete with the oil and gas industry's many large and small industry competitors, including the largest integrated oilfield service providers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, reputation for safety, technical proficiency and price. Although we believe that our reputation for safety and quality service is good, we cannot assure you that we will be able to maintain our competitive position.

We may be unable to identify or complete acquisitions, and the completion of significant acquisitions involves integration and other risks.

Acquisitions have been and may continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to successfully integrate the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth of acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions in several domestic regions, including the Gulf of America, the Gulf Coast, the mid-continent, and the Appalachian region. Hurricanes and other storms prevalent in the Gulf of America and along the Gulf Coast during certain times of the year may also affect our operations, and severe hurricanes may affect our customers' activities for a period of several years. While the impact of these storms may increase the need for certain of our services over a longer period of time, such storms can also decrease our customers' activities immediately after they occur. Such hurricanes may also affect the prices of oil and natural gas by disrupting supplies in the short term, which may increase demand for our services in geographic areas not damaged by the storms. Prolonged rain, snow, fire or ice in many of our locations may temporarily prevent our crews and equipment from reaching customer work sites. Due to seasonal differences in weather patterns, our crews may operate more days in some periods than others. Accordingly, our operating results may vary from quarter to quarter, depending on the impact of these weather conditions.

Our ability to attract and retain skilled workers may impact growth potential and profitability.

Our ability to be productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is, in part, impacted by our ability to increase our labor force. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. The Company and our industry are being affected by shortages of skilled labor. If labor shortages continue or a significant increase in wages occurs, our capacity and profitability could be diminished, and our growth potential could be impaired.

Some of our equipment and several types of materials used in providing our services are available from a limited number of suppliers.

We purchase equipment provided by a limited number of manufacturers who specialize in oilfield service equipment. During periods of high demand, these manufacturers may not be able to meet our requests for timely delivery, resulting in delayed deliveries of equipment and higher prices for equipment. There are a limited number of suppliers for certain materials used in pressure pumping services, our largest service line. While these materials are generally available, supply disruptions can occur due to factors beyond our control. Such disruptions, delayed deliveries, and higher prices may limit our ability to provide services, or increase the costs of providing services, which could reduce our revenues and profits.

We have used outside financing in prior years to accomplish our growth strategy, and outside financing may become unavailable or may be unfavorable to us.

Our business requires a great deal of capital to maintain our equipment and increase our fleet of equipment to expand our operations, and we currently have access to our credit facility to fund our necessary working capital and other capital requirements. Our credit facility provides a borrowing base of $100 million less the amount of any outstanding letters of credit, and bears interest at a floating rate, which exposes us to market risks as interest rates rise. If our existing capital resources become unavailable, inadequate, or unfavorable for purposes of funding our capital requirements, we would need to raise additional funds through alternative debt or equity financings to maintain our equipment and continue our growth. Such additional financing sources may not be available when we need them or may not be available on favorable terms. If we fund our growth through the issuance of public equity, the holdings of stockholders will be diluted. If capital generated either by cash provided by operating activities or outside financing is not available or sufficient for our needs, we may be unable to maintain our equipment, expand our fleet of equipment, or take advantage of other potentially profitable business opportunities, which could reduce our future revenues and profits.

Our international operations could have a material adverse effect on our business.

Our operations in various international markets including, but not limited to, Africa, Canada, Argentina, Mexico, Latin America and the Middle East are subject to risks. These risks include, but are not limited to, political changes, expropriation, currency restrictions and changes in currency exchange rates, taxes, tariffs, boycotts and other civil disturbances. The occurrence of any one of these events could have a material adverse effect on our operations.

Increasing expectations from governments, customers, investors and other stakeholders regarding our environmental, social and governance (ESG) practices may affect our business, may create additional costs for us, or expose us to related risks.

Many companies are receiving greater attention from stakeholders regarding their ESG practices, as well as their oversight of relevant ESG issues. The various stakeholders are placing growing importance on our potential environmental and social issue risk exposure and the impact of our choices. Increased focus on ESG and related decision-making may negatively impact us as customers, investors and other stakeholders may choose not to work with us or may reallocate capital or decline to make an investment as a result of their assessment of our ESG practices. Companies that do not comport with, or do not adapt to, these evolving investor and stakeholder ESG-related expectations and standards, or that are assessed as not having responded appropriately to the growing focus on ESG matters, may have their brand and reputation harmed, and the Company or our stock price may be adversely affected even though we may be in full compliance with all relevant laws and regulations.

We have created and published certain voluntary disclosures regarding ESG matters and will continue to do so from time to time. To the extent that we report Green House Gas (GHG) emissions data, the methodologies that we use to calculate our emissions may change over time based upon changing industry standards. We note that standards and expectations regarding the processes for measuring and counting GHG emissions and GHG emission reductions are evolving, and it is possible that our approach to measuring our emissions may be considered inconsistent with common or best practices with respect to measuring and accounting for such matters. If our approaches to such matters fall out of step with common or best practice, we may be subject to additional scrutiny, criticism, regulatory and investor engagement or litigation, any of which may adversely impact our business, financial condition or results of operation.

Furthermore, the SEC has issued final rules, which are currently stayed pending judicial review; however, if implemented as proposed, these rules would, among other matters, establish a framework for reporting climate-related risks. To the extent that any rules ultimately implemented impose additional reporting obligations, we could face increased costs. Separately, the SEC has also announced that it is scrutinizing existing climate change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege our existing climate disclosures are misleading or deficient. Furthermore, in November 2022, the U.S. Department of Labor adopted final rules that allow plan fiduciaries to consider climate change and other ESG factors when they select retirement investments and exercise shareholder rights, such as proxy voting. Should plan investors decide not to invest in us based on ESG factors, our business and access to capital may be negatively impacted. In 2023, the State of California enacted legislation that will require large U.S. companies doing business in California to make broad-based climate-related disclosures starting as early as 2026, and other jurisdictions, domestically and internationally, are also considering various climate change disclosure requirements.

In addition, ESG and climate change issues may cause consumer preference to shift toward other alternative sources of energy, lowering demand for oil and natural gas and consequently lowering demand for our services. In some areas these concerns have caused governments to adopt or consider adopting regulations to transition to a lower-carbon economy. These measures may include adoption of cap-and-trade programs, carbon taxes, increased efficiency standards, prohibitions on the manufacture of certain types of equipment (such as new automobiles with internal combustion engines), and requirements for the use of alternate energy sources such as wind or solar. These types of programs may reduce the demand for oil and natural gas and consequently the demand for our services.

Approaches to climate change and a transition to a lower-carbon economy, including government regulation, company policies, and consumer behavior, are continuously evolving. At this time, we cannot predict how such approaches may develop or otherwise reasonably or reliably estimate their impact on our financial condition, results of operations and ability to compete. However, any long-term material adverse effect on the oil and gas industry may adversely affect our financial condition, results of operations and cash flows.

RISK MANAGEMENT RISKS

Our business has potential liability for litigation, personal injury and property damage claims assessments.

Our operations involve the use of vehicles and heavy equipment and exposure to inherent risks, including accidents, well blowouts, explosions, and fires. If any of these events were to occur, it could result in liability for personal injury and property damage, pollution or other environmental hazards or loss of production. Litigation may arise from an accident or catastrophic occurrence at a location where our equipment and services are used. This litigation could result in large claims for damages. The frequency and severity of such incidents will affect our operating costs, insurability and relationships with customers, employees, and regulators. These occurrences could have a material adverse effect on us. We maintain what we believe is prudent insurance protection. We cannot assure you that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims and assessments that may arise.

REGULATORY RISKS

Our operations may be adversely affected if we are unable to comply with regulations and environmental laws.

Our business is significantly affected by stringent environmental laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. The adoption of laws and regulations curtailing exploration and development of oil and gas fields in our areas of operations for economic, environmental, or other policy reasons would adversely affect our operations by limiting demand for our services. We also have potential environmental liabilities with respect to our offshore and onshore operations, and could be liable for cleanup costs, or environmental and natural resource damage due to conduct that was lawful at the time it occurred but is later ruled to be unlawful. We also may be subject to claims for personal injury and property damage due to the generation or disposal of hazardous substances in connection with our operations. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially adversely affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of permits, fines, and other corrective actions, which would negatively affect our future financial results.

Compliance with federal and state regulations relating to pressure pumping services, including hydraulic fracturing, could increase our operating costs, cause operational delays, and could reduce or eliminate the demand for our pressure pumping services.

RPC's pressure pumping services are the subject of continuing federal, state and local regulatory oversight. This scrutiny is prompted in part by public concern regarding the potential impact on drinking and ground water and other environmental issues arising from the growing use of hydraulic fracturing. In addition, a committee of the United States House of Representatives investigated hydraulic fracturing practices and publicized information regarding the materials used in hydraulic fracturing.

Compliance with federal and state regulations relating to pressure pumping services could increase our operating costs, cause operational delays, and could reduce or eliminate the demand for our pressure pumping services. The U.S. Environmental Protection Agency (EPA) also conducted a study of the environmental impact of hydraulic fracturing practices, and in 2015, issued a report which concluded that hydraulic fracturing had not caused a measurable impact on drinking water sources in the U.S. This and similar conclusions from similar investigations carry positive implications for our industry; however, more stringent regulations could be imposed in the future, which could have a material adverse impact on our costs and our business.

RISKS RELATED TO OUR CAPITAL AND OWNERSHIP STRUCTURE

Our management and directors have a substantial ownership interest, and public stockholders may have no effective voice in the management of the Company.

The Company has elected the Controlled Corporation exemption under Section 303A of the New York Stock Exchange (NYSE) Listed Company Manual. The Company is a Controlled Corporation because a group that includes Gary W. Rollins, Pamela R. Rollins, Amy Rollins Kreisler and Timothy C. Rollins, each of whom is a director of the Company, and certain companies under their control (the Controlling Group), controls in excess of 50% of the Company's voting power. As a Controlled Corporation, the Company need not comply with certain NYSE rules including those requiring a majority of independent directors, and independent compensation and nominating committees.

RPC's executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 61% of RPC's outstanding shares of common stock as of February 14, 2025. As a result, these stockholders effectively control the operations of RPC, including the election of directors and approval of significant corporate transactions such as acquisitions and other matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control over the Company at a premium.

The Controlling Group could take actions that could negatively impact our results of operations, financial condition or stock price.

The Controlling Group may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or other instruments of the Company, its subsidiaries or affiliates, or derivative instruments the value of which is linked to Company securities, or dispose or cause to be disposed, such equity or other securities or instruments, in any amount that the Controlling Group may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. In addition, depending upon a variety of factors, the Controlling Group may at any time engage in discussions with the Company and its affiliates, and other persons, including retaining outside advisers, concerning the Company's business, management, strategic alternatives and direction, and in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Company. In the event the Controlling Group were to engage in any of these actions, our common stock price could be negatively impacted, such actions could cause volatility in the market for our common stock or could have a material adverse effect on our results of operations and our financial condition.

Our management and directors have a substantial ownership interest, and the availability of the Company's common stock to the investing public may be limited.

The availability of RPC's common stock to the investing public may be limited to those shares not held by the executive officers, directors and their affiliates, which could negatively impact RPC's stock trading prices and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our common stock.

Provisions in RPC's Certificate of Incorporation and Bylaws may inhibit a takeover of RPC.

RPC's certificate of incorporation, bylaws and other documents contain provisions including advance notice requirements for stockholder proposals and director nominations. These provisions may make a tender offer, change in control or takeover attempt that is opposed by RPC's Board of Directors more difficult or expensive.

RISKS RELATED TO DIGITAL OPERATIONS, CYBERSECURITY AND BUSINESS DISRUPTION

Our operations rely on digital systems and processes that are subject to cyberattacks or other threats that could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

Our operations are dependent on digital technologies and services. We use these technologies and services for internal purposes, including data storage, processing and transmissions, as well as in our interactions with customers and suppliers. Digital technologies are subject to the risk of cyberattacks, both from internal and external threats. Internal threats in cybersecurity are caused by the misuse of access to networks and assets by individuals within the Company by maliciously or negligently disclosing, modifying or deleting sensitive information. Individuals within the Company include current employees, contractors and partners. External threats in cybersecurity are caused by unauthorized parties attempting to gain access to our networks and assets by exploiting security vulnerabilities or through the introduction of malicious code, such as viruses, worms, Trojan horses and ransomware. In response to the risk of cyberattacks, we regularly review and update processes to prevent unauthorized access to our networks and assets and misuse of data. We provide regular security awareness training for appropriate employees, simulate phishing attempts and closely manage the accounts and privileges of all employees and contractors. In addition, we have adopted an established cybersecurity framework that provides significant risk management across several areas. We also maintain an up-to-date incident response plan to quickly address cybersecurity incidents. We have experienced unsuccessful cyberattack attempts to gain unauthorized access to our network. To date, these attacks have not had a material impact on our operations.

If our systems for protecting against cybersecurity risks prove to be insufficient, we could be adversely affected by, among other things, loss of or damage to intellectual property, proprietary or confidential information, or customer, supplier, or employee data, as well as, interruption of our business operations and increased costs required to prevent, respond to, or mitigate cybersecurity attacks. These risks could harm our reputation and our relationships with customers, suppliers, employees and other third parties, and may result in claims against us. In addition, we may not have adequate insurance coverage to compensate for losses from any of the risks listed herein, our existing insurance coverage may not continue to be available on acceptable terms or at all, and our insurers may deny coverage as to any future claims. These risks could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

We are implementing a new Enterprise Resource Planning system (ERP), and challenges with the implementation of the system may impact our business and operations.

We are beginning the process of a multi-year implementation of a new ERP. The implementation will require the integration of the new ERP with multiple new and existing information systems and business processes and needs to be designed to accurately maintain our books and records and provide information to our management teams for the operation of the business. The implementation of our new ERP will require new procedures and certain modifications to our disclosure controls and procedures and internal control over financial reporting and it will take time for such procedures and controls to become mature in their operation. If we are unable to adequately implement and maintain procedures and controls relating to our new ERP, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and impact our assessment of the effectiveness of our internal controls over financial reporting.

GENERAL RISKS

Our common stock price has been volatile.

Historically, the market price of common stock of companies engaged in the oil and gas services industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past.

ITEM 1B.
Unresolved Staff Comments

None.

ITEM 1C.
Cybersecurity

RISK MANAGEMENT AND STRATEGY

RPC approaches cybersecurity as an enterprise-wide risk and has created an accountability framework that includes oversight of cybersecurity risks. We have implemented policies and processes designed to detect, prevent, and respond to cybersecurity incidents. To help guide its overall program, RPC has adopted the Center for Internet Security (CIS) framework, which provides prioritized guidance to help defend systems and networks against the most prevalent cyberattacks as well as support for a Zero Trust. RPC has created a cross-departmental team to screen Company vendors (also known as partners and managed service providers) for vulnerabilities on their own systems and compliance with RPC's policies and procedures, to mitigate risks potentially caused by third party breaches.

As part of its Standard Operating Procedures, RPC has adopted Incident Response Policy (IRP), Data Classification and Handling Policy, and other policies regarding key areas of information security. These policies are reviewed periodically and updated as needed to address emerging risks or gaps in compliance. The IRP also includes guidance on internal and external escalation in the event of an incident or breach. RPC has not experienced a material cybersecurity incident to date. If a material cybersecurity breach occurs, the incident will be reviewed by the cybersecurity team to determine whether further escalation is appropriate. Any incident assessed as potentially being or becoming material will immediately be escalated for further assessment and reported to designated members of our executive leadership team and if deemed necessary, the Board of Directors. The IRP provides for consultation with outside legal counsel and our independent registered public accounting firm as appropriate, including on materiality analysis and disclosure matters, to make the final materiality determination regarding disclosure and other compliance decisions.

The Company maintains a cyber liability insurance policy that is designed to cover certain expenses, business losses, business interruption, and fines and penalties associated with a data breach or other similar incident. Cyber liability insurance also provides coverage in the event of a ransomware attack including assistance in the timely remediation of material cyberattacks and incidents.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see Item 1A Risk Factors of this Annual Report on Form 10-K.

GOVERNANCE

Role of the Board

On an annual basis, the Board reviews and approves the overall enterprise risk management approach and processes implemented by management to identify, assess, manage, and mitigate risk. The Board has delegated its responsibility for oversight of the Company's cybersecurity and information security framework and risk management to the Audit Committee. The Audit Committee receives information and updates at least quarterly and actively engages with senior leaders with respect to the effectiveness of the Company's cybersecurity and information security framework, data privacy, and risk management. In addition, the Audit Committee receives reports summarizing threat detection and mitigation plans, audits of internal controls, training and certification, and other cyber related priorities and initiatives, as well as timely updates from senior leaders on material incidents relating to information systems security, including cybersecurity incidents. The Audit Committee includes members with experience in risk management including risks related to cybersecurity.

Role of Management

RPC's cybersecurity program is overseen by the Chief Information Officer (CIO) as well as several key members of RPC's Enterprise Technology team. These key leaders collectively have over 50 years of experience in network security, cybersecurity and enterprise risk management. The Chief Executive Officer and CIO receive regular updates on cybersecurity matters, results of mitigation efforts related to existing risks and cybersecurity incident response and remediation. These leaders communicate closely with members of RPC's Information Security Committee (ISC) which oversees the adopted CIS Control Framework, governs the Company's information security programs and monitors the effectiveness of the Company's cybersecurity and technology risk management practices. In addition, ISC provides oversight to align security strategies with business objectives. The Company also maintains business continuity and disaster recovery plans.

ITEM 2.

Properties

RPC owns or leases approximately 90 offices and operating facilities. The Company leases approximately 21,200 square feet of office space in Atlanta, Georgia that serves as its headquarters, a portion of which is allocated and charged to Marine Products Corporation. For additional information see note titled Related Party Transactions. The lease agreement on the headquarters is effective through May 2031. RPC believes its current operating facilities are suitable and adequate to meet current and reasonably anticipated future needs. Descriptions of the major facilities used in our operations are as follows:

Owned Locations

> Broussard, Louisiana —
Operations, sales and equipment storage yard

> Elk City, Oklahoma —
Operations, sales and equipment storage yard

> Houma, Louisiana —
Administrative office

> Channelview, Texas —
Pipe storage yard and inspection services

> Newcastle, Oklahoma —
Operations, sales and administrative offices

> El Reno, Oklahoma —
Operations, sales and administrative offices

> Pleasanton, Texas —
Operations, sales and administrative offices

Leased Locations

> Midland, Texas —
Operations, sales and administrative offices

> Seminole, Oklahoma —
Pumping services facility

> The Woodlands, Texas —
Operations, sales and administrative office

> Odessa, Texas —
Pumping services facility

> Hobbs, New Mexico —
Operations, sales and administrative office

> Atlanta, Georgia —
Headquarters

ITEM 3.

Legal Proceedings

RPC is a party to various routine legal proceedings primarily involving commercial claims, employee liability and workers' compensation claims and claims for personal injury. RPC insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will, in every case, fully indemnify RPC against liabilities arising out of pending and future legal proceedings related to its business activities. RPC is also subject to sales and use tax audits in various jurisdictions. While the outcome of these lawsuits, legal proceedings, claims and audits cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on RPC's business or financial condition.

ITEM 4.

Mine Safety Disclosures

Not applicable.

Part II

ITEM 5.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

RPC's common stock is listed for trading on the New York Stock Exchange under the symbol RES. As of February 14, 2025, there were 216,057,711 shares of common stock outstanding and approximately 26,000 beneficial holders of our common stock.

DIVIDENDS

On January 28, 2025, the Board of Directors declared a $0.04 per share cash dividend payable March 10, 2025, to stockholders of record at the close of business on February 10, 2025. The Company expects to continue to pay cash dividends to common stockholders, subject to industry conditions and RPC's earnings, financial condition, and other relevant factors.

ISSUER PURCHASES OF EQUITY SECURITIES

Shares repurchased by the Company and affiliated purchasers in the fourth quarter of 2024 are outlined below.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[2]
October 1, 2024, to October 31, 2024	—	$ —	—	12,768,870
November 1, 2024, to November 30, 2024	—	—	—	12,768,870
December 1, 2024, to December 31, 2024	1,590[1]	6.36	—	12,768,870
Totals	1,590	$ 6.36	—	12,768,870

[1] Represents shares repurchased by the Company in connection with taxes related to vesting of certain restricted shares.

[2] The Company has a stock buyback program initially adopted in 1998 (and subsequently amended in 2013, 2021 and 2023) that authorized the repurchase of up to 49,578,125 shares in the aggregate. There were no shares purchased on the open market during the fourth quarter of 2024 and 12,768,870 shares remained available to be repurchased under the current authorization as of December 31, 2024. Currently the program does not have a predetermined expiration date.

PERFORMANCE GRAPH

The following graph shows a five-year comparison of the cumulative total stockholder return based on the performance of the stock of the Company, assuming dividend reinvestment, as compared with both a broad equity market index and an industry or peer group index. The indices included in the following graph are the Russell 2000 Index (Russell 2000), the Philadelphia Oil Service Index (OSX), and a peer group which includes companies that are considered peers of the Company (the Peer Group). The Company has voluntarily chosen to provide both an industry and a peer group index.

The Company was a component of the Russell 2000 during 2024. The Russell 2000 is a stock index measuring the performance of the small-cap segment of the US equity universe. The components of the index had a weighted average market capitalization in 2024 of $3.6 billion, and a median market capitalization of $987 million. The Russell 2000 was chosen because it represents companies with comparable market capitalizations to the Company, and because the Company is a component of the index. The OSX is a stock index of 15 companies that provide oil drilling and production services, oilfield equipment, support services and geophysical/reservoir services. The Company is not a component of the OSX, but this index was chosen because it represents a large group of companies that provide the same or similar equipment and services as the Company. The companies included in the Peer Group are Halliburton Company, Oil States International, Inc., Patterson-UTI Energy, Inc., Liberty Energy, Inc. and ProPetro Holding Corp. The companies included in the Peer Group have been weighted according to each respective issuer's stock market capitalization at the beginning of each year. The peer group used in the immediately preceding fiscal year (the Former Peer Group) included Halliburton Company, Oil States International, Inc., Patterson-UTI Energy, Inc. and Liberty Energy Inc. ProPetro Holding Corp. is included for this fiscal year because it operates similar service lines in similar domestic markets as the Company and has sufficient trading history to be included for this fiscal year.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Company/Index	December 31,					
	2019	2020	2021	2022	2023	2024
RPC, Inc. Common Stock	100	60	87	170	142	**119**
Russell 2000 Index	100	120	138	110	128	**143**
Philadelphia Oil Service Index (OSX)	100	58	70	113	115	**102**
Peer Group	100	75	91	158	145	**117**
Former Peer Group	100	76	91	160	149	**118**

ITEM 6.
Reserved

ITEM 7.
Management's Discussion and Analysis of Financial Condition and Results of Operations

PRESENTATION

The following discussion should be read in conjunction with Selected Financial Data and the consolidated financial statements included elsewhere in this document. See also Forward-Looking Statements on page 10. Discussions of year-to-year comparisons of 2023 and 2022 items that are not included in this Form 10-K can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 on our Annual Report on Form 10-K for the year ended December 31, 2023, which Item is incorporated herein by reference.

OVERVIEW

RPC, Inc. provides a broad range of specialized OFS primarily to independent and major oilfield companies engaged in exploration, production and development of oil and gas properties throughout the United States, including the southwest, mid-continent, Gulf of America, Rocky Mountain and Appalachian regions, and in selected international markets. The Company's revenues and profits are generated by providing equipment and services to customers who operate oil and gas properties and invest capital to drill new wells and enhance production or perform maintenance on existing wells.

Several key trends discussed above in Item 1. Business, were key drivers of the Company's results in 2024:

> Generally lower industry activity, including a 12.8% decline in the rig count and a decrease in the total number of well completions.

> Lower energy prices, which limits the profit incentive for our customers to use our (and our competitors) oilfield services, including pressure pumping and other ancillary product and service offerings.

> Continued efficiencies of oilfield equipment allowing the industry to extract the same or more hydrocarbons with the same or fewer assets. This has resulted in an oversupply of OFS capacity and led to increased price competition.

> Trend toward lower emissions equipment, typically dual fuel or electric assets; the Company has multiple Tier 4 dual fuel frac fleets which have maintained stronger utilization than legacy Tier 2 assets. The Company does not currently offer electric frac fleets.

> E&P consolidation (See section titled Industry Overview and Key Themes in Item 1., Business, for more detail) has resulted in the loss of some customers.

Revenues during 2024 totaled $1.4 billion, a decrease of 12.5% compared to 2023. This decrease was primarily due to lower industry activity levels across service lines and competitive pricing.

The Company's pressure pumping revenues (largest service line within Technical Services) were the largest contributor to the revenue decrease.

Operating Profit for 2024 was $97.5 million, a 60.2% decrease compared to the prior year. This decrease is primarily due to lower industry activity levels, competitive pricing and reduced fixed cost absorption.

Net income for 2024 was $91.4 million, or $0.43 earnings per share compared to net income of $195.1 million, or $0.90 earnings per share in 2023.

Cash flows from operating activities increased to $349.4 million in 2024 compared to $394.8 million in 2023. During 2024, capital expenditures totaled $219.9 million which included the purchase of a new Tier 4 dual-fuel fleet, coupled with capitalized maintenance and upgrades of our existing equipment.

As of December 31, 2024, there were no outstanding borrowings under our credit facility.

HOW WE EVALUATE OUR OPERATIONS

We use Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Adjusted EBITDA, Adjusted EBITDA margin and Free cash flow, all non-GAAP measures, to evaluate and analyze the operating performance of our businesses.

We believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Free cash flow are important indicators of performance. Adjusted EBITDA is defined as EBITDA, adjusted for unusual (income)/expenses. Adjusted EBITDA margin reflects Adjusted EBITDA as a percentage of revenues. Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin enable investors to compare the operating performance of our core business consistently over various time periods without regard to changes in our capital structure. Management believes that Free cash flow, which measures our ability to generate needed cash from business operations, is an important financial measure for evaluating RPC's financial condition. Our definition of Free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures, since the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and should not be considered as an alternative to net income/(loss), operating income/(loss), and related margins, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States of America (GAAP). Similarly, Free cash flow should be considered in addition to, rather than as a substitute for GAAP presentation of net cash provided by operating activities, as a measure of our financial condition.

See Non-GAAP Financial Measures below for a reconciliation of EBITDA and Adjusted EBITDA to net income, and Adjusted EBITDA margin to net income margin, the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of Free Cash Flow to Operating Cash Flow, the most directly comparable financial measure calculated and presented in accordance with GAAP.

RESULTS OF OPERATIONS

(in thousands, except for percentages)	2024	2023	2022
Revenues by business segment:			
Technical	$ 1,326,005	$ 1,516,137	$ 1,516,363
Support	88,994	101,337	85,399
Total revenue	$ 1,414,999	$ 1,617,474	$ 1,601,762
Cost of revenues (exclusive of depreciation and amortization shown separately below)	$ 1,036,648	$ 1,089,519	$ 1,088,115
Selling, general and administrative expenses	156,437	165,940	148,573
Pension settlement charges	—	18,286	2,921
Depreciation and amortization	132,575	108,123	83,017
Gain on disposition of assets	(8,199)	(9,344)	(8,804)
Other income, net	(2,854)	(3,035)	(1,135)
Interest expense	724	341	614
Interest income	(13,134)	(8,599)	(1,171)
Income tax provision	21,358	61,130	71,269
Net income	$ 91,444	$ 195,113	$ 218,363
Net income margin	6.5%	12.1%	13.6%
Net cash provided by operating activities	$ 349,386	$ 394,763	$ 201,286
Non-GAAP Financial Measures			
Adjusted EBITDA	$ 232,967	$ 374,394	$ 375,013
Adjusted EBITDA margin	16.5%	23.1%	23.4%
Free cash flow	$ 129,456	$ 213,758	$ 61,734

YEAR ENDED DECEMBER 31, 2024, COMPARED TO YEAR ENDED DECEMBER 31, 2023

Revenues. Revenues of $1.4 billion for 2024 decreased 12.5% compared to 2023, with both Technical Services segment and Support Services segment revenues each declining. The decrease in revenues is primarily due to lower industry activity levels across service lines and competitive pricing. Revenues for pressure pumping, the Company's largest service line, decreased 24%, while all other service lines combined decreased 2%.

Technical Services segment revenues of $1.3 billion for 2024 decreased 12.5% compared to the prior year. The decrease in Technical Services revenue was primarily due to a decrease in pressure pumping activity and price competition. The decline in pressure pumping, as well as lower revenues in coiled tubing, were partially offset by growth in cementing. Cementing revenue increased compared to 2023 as the Company benefitted from a full year of results from the mid-2023 acquisition of Spinnaker. Support Services segment revenues for 2024 decreased by 12.2% compared to the prior year, primarily due to lower activity levels within rental tools.

Cost of revenues. Cost of revenues decreased 4.9% to $1.0 billion for 2024 compared to the prior year. Cost of revenues decreased primarily due to reduced expenses consistent with lower activity levels, such as materials and supplies expenses and maintenance and repairs expenses. These costs decreased less than the revenue decrease given the fixed nature of some of these costs, including labor, and the timing of maintenance and repairs. In accordance with SAB Topic 11.B, cost of revenues presented on the Consolidated Statements of Operations excludes depreciation and amortization totaling $120.6 million for 2024, compared to $97.7 million in the prior year.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased to $156.4 million in 2024 compared to $165.9 million in the prior year. The decrease was primarily due to a decrease in variable expenses consistent with lower activity levels as well as lower incentive compensation.

Depreciation and amortization. Depreciation and amortization increased 22.6% to $132.6 million in 2024, compared to $108.1 million in 2023. Depreciation and amortization increased due to capital expenditures in the past year, and to some extent from investments made during 2023 (2024 had a full year of depreciation of those assets versus a partial year in 2023). In addition to standard capital spending on repairs, maintenance, replacements, and upgrades, the Company purchased a Tier 4 dual fuel frac fleet in both 2023 and 2024. The incremental depreciation related to these investments was a key driver in the depreciation increase in 2024.

Gain on disposition of assets, net. Gain on disposition of assets, net was $8.2 million in 2024 compared to a gain on disposition of assets, net of $9.3 million in 2023. The gain on disposition of assets, net is generally comprised of gains and losses related to various property and equipment dispositions or sales to customers of lost or damaged rental equipment.

Other income, net. Other income, net was $2.9 million in 2024 compared to other income, net of $3.0 million in the prior year.

Interest expense and interest income. Interest expense was $724 thousand in 2024 compared to $341 thousand in the prior year. Interest expense includes facility fees on the unused portion of the credit facility and the amortization of loan origination costs. Interest income increased to $13.1 million compared to $8.6 million in the prior year due to higher average cash balances.

Income tax provision. Income tax provision was $21.4 million during 2024, compared to $61.1 million tax provision in the prior year. The effective provision rate was 18.9% for 2024, compared to a 23.9% effective provision rate for the prior year. The decrease in the effective tax rate in 2024 compared to the prior year is due to the

strong impact of beneficial discrete adjustments on a decreased pretax income.

Net income, net income margin and diluted earnings per share. Net income was $91.4 million in 2024, or $0.43 diluted earnings per share, compared to net income of $195.1 million in 2023, or $0.90 diluted earnings per share. Net income margin was 6.5% for 2024, compared to 12.1% in 2023.

Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA was $233.0 million, and Adjusted EBITDA margin was 16.5% in 2024 compared to $374.4 million and 23.1% in 2023. The decline in 2024 was primarily due to lower revenues, associated negative operating leverage and fixed cost absorption.

Cash provided by operating activities and Free cash flow. Cash provided by operating activities decreased to $349.4 million in 2024, from $394.8 million in 2023. Free cash flow decreased to $129.5 million in 2024, from $213.8 million in 2023 primarily due to a decrease in cash provided by operating activities, driven by lower net income partially offset by favorable working capital changes. Free cash flow in 2024 was also impacted by an increase in capital expenditures.

NON-GAAP FINANCIAL MEASURES

Reconciliation of GAAP and non-GAAP Financial Measures

Disclosed above are non-GAAP financial measures of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Free cash flow. These measures should not be considered in isolation or as a substitute for performance or liquidity measures prepared in accordance with GAAP.

A non-GAAP financial measure is a numerical measure of financial performance, financial position, or cash flows that either 1) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheet or statement of cash flows, or 2) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Set forth below are reconciliations of these non-GAAP measures with their most directly comparable GAAP measures.

(Unaudited) *(in thousands)* Year ended December 31,	2024	2023	2022
Reconciliation of Net Income to EBITDA and Adjusted EBITDA			
Net income	$ 91,444	$ 195,113	$ 218,363
Adjustments:			
Add: Income tax provision	21,358	61,130	71,269
Add: Interest expense	724	341	614
Add: Depreciation and amortization	132,575	108,123	83,017
Less: Interest income	13,134	8,599	1,171
EBITDA	$ 232,967	$ 356,108	$ 372,092
Add: Pension settlement charges	—	18,286	2,921
Adjusted EBITDA	$ 232,967	$ 374,394	$ 375,013
Revenues	$ 1,414,999	$ 1,617,474	$ 1,601,762
Net income margin	6.5%	12.1%	13.6%
Adjusted EBITDA margin	16.5%	23.1%	23.4%

(Unaudited) *(in thousands)* Year ended December 31,	2024	2023
Reconciliation of Operating Cash Flow to Free Cash Flow		
Net cash provided by operating activities	$ 349,386	$ 394,763
Capital expenditures	(219,930)	(181,005)
Free cash flow	$ 129,456	$ 213,758

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Flows

The Company's cash and cash equivalents were $326.0 million as of December 31, 2024, $223.3 million as of December 31, 2023, and $126.4 million as of December 31, 2022.

(in thousands) Year ended December 31,	2024	2023
Net cash provided by operating activities	$ 349,386	$ 394,763
Net cash used for investing activities	(201,551)	(241,712)
Net cash used for financing activities	(45,170)	(56,165)

Cash provided by operating activities for the year ended December 31, 2024, decreased by $45.4 million compared to the year ended December 31, 2023, primarily due to a decrease in net income, partially offset by favorable changes in working capital. Changes in working capital was a source of cash of $116.7 million for the year ended December 31, 2024, compared to a source of cash of $57.8 million in the same period last year. Changes in working capital was a significant source of cash in the current year primarily due to the following: a decrease of $47.9 million in taxes receivable including a $52.8 million federal tax refund received during the second quarter of 2024, coupled with a $48.0 million decrease in accounts receivable. The changes in accounts receivable and the other components of working capital were primarily due to the timing of payments and receipts.

Cash used for investing activities for 2024 decreased by $40.2 million compared to 2023, primarily due to the purchase of Spinnaker during 2023 (as there were no acquisitions in 2024). Capital expenditures were $219.9 million for the year ended December 31, 2024, compared to $181.0 million for the year ended December 31, 2023. Capital investments during 2024 included the purchase of a Tier 4 dual fuel pressure pumping fleet, which replaced a Tier 2 diesel fleet. In addition, certain capital spending items were delayed from 2023 into 2024, which was a contributing factor to the year-over-year increase.

Cash used for financing activities for 2024 decreased by $11.0 million primarily due to a decrease in repurchases of the Company's common shares in the open market. The Company paid $34.4 million in dividends and repurchased $9.9 million of common stock in 2024 compared to $34.6 million in dividends paid and $21.1 million of common stock repurchased in 2023.

Financial Condition and Liquidity

The Company's financial condition remains strong. We believe the liquidity provided by our existing cash and cash equivalents and our overall strong capitalization will provide sufficient liquidity to meet our requirements for at least the next twelve months. The Company's decisions about the amount of cash to be used for investing and financing activities are influenced by our capital position, and the expected amount of cash to be provided by operations. RPC does not expect to utilize our revolving credit facility to meet these liquidity requirements in the near term.

The Company currently has a $100.0 million revolving credit facility that matures in June 2027. The facility contains customary terms and conditions, including restrictions on indebtedness, dividend payments, business combinations and other related items. The revolving credit facility includes a full and unconditional guarantee by the Company's 100% owned domestic subsidiaries whose assets equal substantially all of the consolidated assets of the Company and its subsidiaries. Certain of the Company's minor subsidiaries are not guarantors. The Credit Agreement's maturity date is June 22, 2027, and the interest rate is based on Term Secured Overnight Financing Rate (Term SOFR). In addition, the terms of the agreement have a 1.00% per annum floor for Base Rate borrowings and permits the issuance of letters of credit in currencies other than U.S. dollars. As of December 31, 2024, RPC had no outstanding borrowings under the revolving credit facility, and letters of credit outstanding relating to self-insurance programs and contract bids totaled $16.3 million; therefore, a total of $83.7 million of the facility was available. The Company is currently in compliance with the credit facility financial covenants. For additional information with respect to RPC's facility, see note to the consolidated financial statements titled Long-Term Debt.

Cash Requirements

The Company currently expects capital expenditures to be between $150 million and $200 million in 2025 and to be directed towards both capitalized maintenance of our existing equipment and selected growth opportunities. The Company is allocating capital to maintain the capacity of our pressure pumping fleet to offset anticipated future fleet retirements and is evaluating future investments and options to further upgrade our equipment across the business.

The Company has ongoing sales and use tax audits in various jurisdictions subject to varying interpretations of statutes. The Company has recorded the exposure from these audits to the extent issues are resolved or are probable and can be reasonably estimated. There are issues that could result in unfavorable outcomes that cannot be currently estimated.

The Company has a stock buyback program to repurchase up to 49,578,125 shares in the open market, including an additional 8,000,000 shares authorized for repurchase by the Board of Directors in 2023. There were 1,010,258 shares repurchased on the open market during 2024, and 12,768,870 shares remained available to be repurchased under the current authorization as of December 31, 2024. The Company may repurchase outstanding common shares periodically based on market conditions and our capital allocation strategies. The stock buyback program does not have a predetermined expiration date. For additional information with respect to RPC's stock buyback program, see note to the consolidated financial statements titled Cash Paid for Common Stock Purchased and Retired.

In the fourth quarter of 2024, the Board of Directors approved the termination of the Supplemental Executive Retirement Plan (SERP). Pursuant to the Internal Revenue Service rules, participant balances will be distributed between 12 and 24 months after termination. The Company is currently evaluating its funding options and timing to distribute participant balances.

In the fourth quarter of 2024, the Company entered into a multi-year systems transformation program to upgrade our ERP and supply chain systems. We are currently in the early phases and expensed the majority of non-recurring costs incurred in 2024. We plan to continue the ERP implementation through a phased approach with costs being incurred over the next few years.

On January 28, 2025, the Board of Directors declared a regular quarterly cash dividend of $0.04 per share payable March 10, 2025, to common stockholders of record at the close of business on February 10, 2025. The Company expects to continue to pay cash dividends to common stockholders, subject to industry conditions and RPC's earnings, financial condition, and other relevant factors.

INFLATION

The Company purchases its equipment and materials from suppliers who provide competitive prices and employ skilled workers from competitive labor markets. If inflation in the general economy increases, the Company's costs for equipment, materials and labor could increase as well. In addition, increases in activity in the domestic oilfield can cause upward wage pressure in the labor markets from which it hires employees, especially if employment in the general economy increases. Also, activity increases can cause supply disruptions and higher costs of certain materials and key equipment components used to provide services to the Company's customers. In recent years, the price of labor and raw materials have increased. These cost increases have moderated but remain high by historical standards.

OUTLOOK

The current and projected prices of oil, natural gas and natural gas liquids are important catalysts for U.S. domestic drilling activity and can be impacted by economic and policy developments as well as geopolitical disruptions, such as the continuing conflicts in the Middle East as well as Russia and Ukraine. RPC believes that oil prices currently remain above levels sufficient to motivate our customers to maintain drilling and completion activities. Long-term, projected steady higher demand for oil and natural gas should drive increased activity in most of the basins in which RPC operates.

We continue to monitor the supply and demand for our services and the competitive environment, including trends such as increasing customer preferences for lower emission and more efficient equipment. Increased asset efficiency in recent years of oilfield completion fleets, particularly in pressure pumping, has inherently contributed to oversupply in the OFS market. We believe that most of the feasible operating efficiency gains have been realized, but competition is expected to remain at a high level.

CONTRACTUAL OBLIGATIONS

The Company's obligations and commitments that require future payments include certain non-cancelable leases, purchase obligations, amounts related to the usage of corporate aircraft, distribution related to SERP terminations, ongoing ERP implementation and other long-term liabilities. We expect to fund these obligations primarily through cash generated from our operations. See note titled Leases and note titled Employee Benefit Plans in the Notes to consolidated financial statements for additional details.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See note titled Related Party Transactions in the Notes to consolidated financial statements for a description of related party transactions.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require significant judgment by management in selecting the appropriate assumptions for calculating accounting estimates. These judgments are based on our historical experience, terms of existing contracts, trends in the industry, and information available from other outside sources, as appropriate. Senior management has discussed the development, selection and disclosure of its critical accounting estimates requiring significant judgments and estimates with the Audit Committee of our Board of Directors. The Company believes the following critical accounting estimates involve estimates that require a higher degree of judgment and complexity:

Credit loss allowance for accounts receivable — Substantially all of the Company's receivables are due from oil and gas E&Ps in the United States, selected international locations and foreign, nationally owned oil companies. Our credit loss allowance is determined using a combination of factors to estimate the risk of uncollectibility so that our receivables are appropriately stated. Our established credit evaluation procedures seek to minimize the amount of business we conduct with higher risk customers. Our customers' ability to pay is directly related to their ability to generate cash flow on their projects and is significantly affected by the volatility in the price of oil and natural gas. Credit loss allowance for accounts receivable is recorded in selling, general and administrative expenses. Accounts are written off against the allowance when the Company determines that amounts are uncollectible, and recoveries of amounts previously written off are recorded when collected. Significant recoveries will generally reduce the required provision in the period of recovery, thereby causing credit loss allowance to fluctuate significantly from period to period. Recoveries were insignificant in 2024, 2023 and 2022. We record specific provisions when we become aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, our estimate of the realizability of the receivable would be further adjusted, either upward or downward.

The estimated credit loss allowance is based on our evaluation of the overall trends in the oil and gas industry, financial condition of our customers, our historical write-off experience, current economic conditions, and in the case of international customers, our judgments about the economic and political environment of the related country and region. In addition to reserves established for specific customers, we establish general reserves by using different percentages depending on the age of the receivables which we adjust periodically based on management judgment and the economic strength of our customers. The net credit loss allowance as a percentage of revenues ranged from 0.4% to 0.8% over the last three years. Increasing or decreasing the estimated general reserve percentage by 0.50 percentage points as of December 31, 2024, would have resulted in a change of approximately $1.1 million in the recorded provision for current expected credit losses.

Insurance expenses — RPC self-insures certain risks related to general liability, workers' compensation, vehicle, property, and employee health insurance costs, up to policy-specified deductible limits. For employee health insurance, RPC maintains stop-loss coverage to limit its financial exposure on high-cost claims. The estimated cost of claims under these self-insurance programs is accrued as incurred, though actual settlement may occur in future periods. These estimates may be adjusted over time based on claim developments. Any portion of outstanding claims expected to be paid beyond one year is classified as long-term accrued insurance expenses. These claims are monitored, and the cost estimates are revised as developments occur relating to such claims. The Company has retained an independent third-party actuary to assist in the calculation of a range of exposure for these claims. As of December 31, 2024, the Company estimates the range of exposure to be from $17.8 million to $22.3 million. The Company has recorded liabilities as of December 31, 2024, of $20.1 million, which represents management's best estimate of probable loss.

Long-lived assets including goodwill — RPC carries a variety of long-lived assets on its balance sheet including property, plant and equipment and goodwill. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. Goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Company conducts impairment tests on goodwill annually during the fourth quarter, or more frequently if events or changes in circumstances indicate an impairment may exist. The Company completes a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Assessment of goodwill impairment is conducted at the level of each reporting unit. Technical Services and Support Services, comparing the estimated fair value of each reporting unit to the reporting unit's carrying value, including goodwill. The fair value of each reporting unit is estimated using an income approach and a market approach. The income approach uses discounted cash flow analysis based on management's short-term and long-term forecast of operating performance. This analysis includes significant assumptions regarding discount rates, revenue growth rates, expected profitability margins, forecasted capital expenditures and the timing of expected future cash flows based on market conditions. If the estimated fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is measured and recorded.

In addition, the Company conducts impairment tests on long-lived assets, other than goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For the impairment testing on long-lived assets, other than goodwill, a long-lived asset is grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset group are compared to its carrying amount. If the undiscounted cash flows are less than the asset group's carrying amount, then the Company is required to determine the asset group's fair value by using a discounted cash flow analysis. This analysis is based on estimates such as management's short-term and long-term forecast of operating performance, including revenue growth rates and expected profitability margins, estimates of the remaining useful life and service potential of the assets within the asset group, and a discount rate based on weighted average cost of capital. An impairment loss is measured and recorded as the amount by which the asset group's carrying amount exceeds its fair value.

Acquisition of business — In accounting for our acquisitions, we evaluate whether a transaction pertains to an acquisition of assets, or to an acquisition of a business. A business is defined as an integrated set of assets and activities that is capable of being conducted and managed for the purpose of providing a return. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets and liabilities assumed on a relative fair value basis; whereas the acquisition of a business requires assets acquired and the liabilities assumed to be recognized at the acquisition date fair values, separately from goodwill. The excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed, is recorded as goodwill. The Company uses its best estimates and assumptions to accurately value assets acquired, and liabilities assumed at the acquisition date as well as any contingent consideration, where applicable. However, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business acquisition date, the Company may have to record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of a business acquisition's measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Consolidated Statements of Operations.

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date, including estimates for intangible assets, pre-acquisition contingencies and any contingent consideration, where applicable. Although management believes that the assumptions and estimates the Company has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

See note titled Significant Accounting Policies in the Notes to the consolidated financial statements, which is incorporated herein by reference for a description of recent accounting standards, including the expected dates of adoption and estimated effects on results of operations and financial condition.

ITEM 7A.

Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to interest rate risk exposure through borrowings on its revolving credit facility. As of December 31, 2024, there were no outstanding interest-bearing advances on our credit facility which bore interest at a floating rate.

Additionally, the Company is exposed to market risk resulting from changes in foreign exchange rates. However, since the majority of the Company's transactions occur in U.S. currency, this risk is not expected to have a material effect on its consolidated results of operations or financial condition.

ITEM 8.
Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of RPC, Inc.:

The management of RPC, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. RPC, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

There are inherent limitations to the effectiveness of any controls system. A controls system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Also, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud, if any, within the Company will be detected. Further, the design of a controls system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of our internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management's assessment is that RPC, Inc. maintained effective internal control over financial reporting as of December 31, 2024.

The independent registered public accounting firm, Grant Thornton LLP, has audited the consolidated financial statements as of and for the year ended December 31, 2024, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 35.

Ben M. Palmer
President and Chief Executive Officer

Michael L. Schmit
Vice President, Chief Financial Officer and
Corporate Secretary

Atlanta, Georgia
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RPC, Inc.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the internal control over financial reporting of RPC, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 28, 2025 expressed an unqualified opinion on those financial statements.

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

GRANT THORNTON LLP

Atlanta, Georgia
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RPC, Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of RPC, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2025 expressed an unqualified opinion.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTERS

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Atlanta, Georgia
February 28, 2025

CONSOLIDATED BALANCE SHEETS

RPC, INC. AND SUBSIDIARIES
(in thousands except share information)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ 325,975	$ 223,310
Accounts receivable, net of allowance for credit losses of $7,906 as of December 31, 2024 and $7,109 as of December 31, 2023	276,577	324,915
Inventories	107,628	110,904
Income taxes receivable	4,332	52,269
Prepaid expenses	16,136	12,907
Other current assets	2,194	2,768
Total current assets	732,842	727,073
Property, plant and equipment, less accumulated depreciation of $860,227 as of December 31, 2024 and $810,933 as of December 31, 2023	513,516	435,139
Operating lease right-of-use assets	27,465	24,537
Finance lease right-of-use assets	4,400	1,036
Goodwill	50,824	50,824
Other intangibles, net	13,843	12,825
Retirement plan assets	30,666	26,772
Other assets	12,933	8,639
Total assets	$ 1,386,489	$ 1,286,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 84,494	$ 85,036
Accrued payroll and related expenses	25,243	30,956
Accrued insurance expenses	7,942	5,340
Accrued state, local and other taxes	3,234	4,461
Income taxes payable	446	275
Unearned revenue	45,376	15,743
Current portion of operating lease liabilities	7,108	7,367
Current portion of finance lease liabilities and finance obligations	3,522	375
Accrued expenses and other liabilities	4,548	2,304
Total current liabilities	181,913	151,857
Long-term accrued insurance expenses	12,175	10,202
Retirement plan liabilities	24,539	23,724
Deferred income taxes	58,189	51,290
Long-term operating lease liabilities	21,724	18,600
Long-term finance lease liabilities	559	819
Other long-term liabilities	9,099	7,840
Total liabilities	308,198	264,332
Commitments and contingencies (Note 15)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.10 par value, 1,000,000 shares authorized, none issued	—	—
Common stock, $0.10 par value, 349,000,000 shares authorized, 214,972,351 and 215,026,458 shares issued and outstanding in 2024 and 2023, respectively	21,494	21,502
Capital in excess of par value	—	—
Retained earnings	1,059,625	1,003,380
Accumulated other comprehensive loss	(2,828)	(2,369)
Total stockholders' equity	1,078,291	1,022,513
Total liabilities and stockholders' equity	$ 1,386,489	$ 1,286,845

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

RPC, INC. AND SUBSIDIARIES
(in thousands except per share data)

Years ended December 31,	2024	2023	2022
Revenues	$ 1,414,999	$ 1,617,474	$ 1,601,762
COSTS AND EXPENSES:			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	1,036,648	1,089,519	1,088,115
Selling, general and administrative expenses	156,437	165,940	148,573
Pension settlement charges	—	18,286	2,921
Depreciation and amortization	132,575	108,123	83,017
Gain on disposition of assets, net	(8,199)	(9,344)	(8,804)
Operating income	97,538	244,950	287,940
Interest expense	(724)	(341)	(614)
Interest income	13,134	8,599	1,171
Other income, net	2,854	3,035	1,135
Income before income taxes	112,802	256,243	289,632
Income tax provision	21,358	61,130	71,269
Net income	$ 91,444	$ 195,113	$ 218,363
Earnings per share			
Basic	$ 0.43	$ 0.90	$ 1.01
Diluted	$ 0.43	$ 0.90	$ 1.01

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

RPC, INC. AND SUBSIDIARIES
(in thousands)

Years Ended December 31,	2024	2023	2022
Net income	$ 91,444	$ 195,113	$ 218,363
Other comprehensive income (loss):			
Pension settlement and adjustment, net of tax	—	17,307	764
Foreign currency translation	(459)	263	5
Comprehensive income	$ 90,985	$ 212,683	$ 219,132

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

RPC, INC. AND SUBSIDIARIES
(in thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2021	215,629	$ 21,563	$ —	$ 640,936	$ (20,708)	$ 641,791
Stock issued for stock incentive plans, net	1,139	114	6,261	—	—	6,375
Stock purchased and retired	(159)	(16)	(6,261)	5,359	—	(918)
Net income	—	—	—	218,363	—	218,363
Pension adjustment, net of taxes	—	—	—	—	764	764
Foreign currency translation	—	—	—	—	5	5
Dividends ($0.04 per share)	—	—	—	(8,645)	—	(8,645)
Balance, December 31, 2022	216,609	21,661	—	856,013	(19,939)	857,735
Stock issued for stock incentive plans, net	1,143	114	7,767	—	—	7,881
Stock purchased and retired	(2,726)	(273)	(7,767)	(13,184)	—	(21,224)
Net income	—	—	—	195,113	—	195,113
Pension settlement and adjustment, net of tax	—	—	—	—	17,307	17,307
Foreign currency translation	—	—	—	—	263	263
Dividends ($0.16 per share)	—	—	—	(34,562)	—	(34,562)
Balance, December 31, 2023	215,026	21,502	—	1,003,380	(2,369)	1,022,513
Stock issued for stock incentive plans, net	**1,260**	**126**	**9,060**	**—**	**—**	**9,186**
Stock purchased and retired	**(1,344)**	**(134)**	**(9,060)**	**(766)**	**—**	**(9,960)**
Net income	**—**	**—**	**—**	**91,444**	**—**	**91,444**
Foreign currency translation	**—**	**—**	**—**	**—**	**(459)**	**(459)**
Dividends ($0.16 per share)	**—**	**—**	**—**	**(34,433)**	**—**	**(34,433)**
Balance, December 31, 2024	**214,942**	**$ 21,494**	**$ —**	**$ 1,059,625**	**$ (2,828)**	**$1,078,291**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

RPC, INC. AND SUBSIDIARIES
(in thousands)

Years Ended December 31,	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$ 91,444	$ 195,113	$ 218,363
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	132,575	108,123	83,017
Stock-based compensation expense	9,186	7,881	6,375
Gain on disposition of assets, net	(8,199)	(9,344)	(8,804)
Gain due to benefit plan financing arrangement	(1,151)	—	—
Deferred income tax provision	6,899	8,647	19,496
Pension settlement charges	—	18,286	2,921
Other non-cash adjustments	709	126	647
Decrease (increase) in assets:			
Accounts receivable	48,032	104,574	(157,894)
Income taxes receivable	47,937	(9,866)	16,101
Inventories	2,958	(12,341)	(18,413)
Prepaid expenses	(1,579)	5,233	(7,980)
Other current assets	(1)	311	406
Other non-current assets	(2,181)	(1,285)	9,306
Increase (decrease) in liabilities:			
Accounts payable	278	(34,519)	35,759
Income taxes payable	171	(224)	(157)
Unearned revenue	29,633	15,743	—
Accrued payroll and related expenses	(5,652)	(2,223)	17,864
Pension liabilities	—	(5,419)	—
Accrued insurance expenses	2,602	2,108	(6,897)
Accrued state, local and other taxes	(1,227)	165	2,391
Other accrued expenses	(6,489)	(5,732)	(3,703)
Pension and retirement plan liabilities	815	618	(4,589)
Long-term accrued insurance expenses	1,973	3,053	(4,621)
Other long-term liabilities	653	5,735	1,698
Net cash provided by operating activities	349,386	394,763	201,286
INVESTING ACTIVITIES			
Capital expenditures	(219,930)	(181,005)	(139,552)
Proceeds from sale of assets	18,379	18,091	15,837
Purchase of business	—	(78,798)	—
Proceeds from benefit plan financing arrangement	2,380	—	—
Re-investment in benefit plan financing arrangement	(2,380)	—	—
Net cash used for investing activities	(201,551)	(241,712)	(123,715)
FINANCING ACTIVITIES			
Payment of dividends	(34,433)	(34,562)	(8,645)
Cash paid for common stock purchased and retired	(9,938)	(21,088)	(918)
Cash paid for finance lease and finance obligations	(799)	(515)	(24,017)
Net cash used for financing activities	(45,170)	(56,165)	(33,580)
Net increase in cash and cash equivalents	102,665	96,886	43,991
Cash and cash equivalents at beginning of period	223,310	126,424	82,433
Cash and cash equivalents at end of period	$ 325,975	$ 223,310	$ 126,424
Supplemental cash flows disclosure:			
Interest paid	$ 170	$ 166	$ 170
Supplemental disclosure of noncash investing activities:			
Capital expenditures included in accounts payable	$ 8,199	$ 9,036	$ 9,334

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RPC, INC. AND SUBSIDIARIES
Years ended December 31, 2024, 2023 and 2022

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of RPC, Inc. and its wholly owned subsidiaries (RPC or the Company). All significant intercompany accounts and transactions have been eliminated.

Certain prior year amounts have been reclassified to conform to the presentation in the current year.

Common Stock

RPC is authorized to issue 349,000,000 shares of common stock, $0.10 par value. Holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of legally available funds. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of the Company, holders of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.

Preferred Stock

RPC is authorized to issue up to 1,000,000 shares of preferred stock, $0.10 par value. As of December 31, 2024, there were no shares of preferred stock issued. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred stock as a class without series or, if so determined from time to time, in one or more series, and by filing a certificate pursuant to the applicable laws of the state of Delaware and to fix the designations, powers, preferences and rights, exchangeability for shares of any other class or classes of stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are used in the determination of the credit loss allowance, income taxes, goodwill and other impairment assessments, accrued insurance expenses and acquisition of businesses.

Revenues

RPC recognizes revenues from contracts with its customers based on the amount of consideration it receives in exchange for the services provided. See note to the consolidated financial statements titled Revenues for additional information.

Concentration of Credit Risk

Substantially all of the Company's customers are engaged in the oil and gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company provided oilfield services to several hundred customers during each of the past three years. One of our customers, a private E&P company, accounted for approximately 13% of the Company's revenues in 2024, another private E&P company accounted for approximately 11% of the Company's revenues in 2022. There were no other customers in 2022 or 2024, and no customers in 2023 exceeding 10% of revenues. Amounts for customers that exceeded 10% of the Company's revenues in 2024 and 2022 were primarily associated with the Company's Technical Services segment. In addition, there was one customer that accounted for approximately 10% of accounts receivable as of December 31, 2023. There were no customers that accounted for 10% or more of accounts receivable as of December 31, 2024.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. RPC maintains cash equivalents and investments in one or more large financial institutions, and RPC's policy restricts investment in any securities rated less than investment grade by national rating services.

Investments

Investments classified as available-for-sale securities are stated at their fair values, with all gains and losses included in other income. The Company recorded gains on its available-for-sale securities of $4 thousand in 2024, $18 thousand in 2023, and $107 thousand in 2022. During 2024, the Company sold all of its investments in equity securities. The Securities that are held in the non-qualified SERP are classified as trading. See note titled Employee Benefit Plans for further information regarding the SERP. The change in fair value of trading securities is presented as compensation cost in selling, general and administrative expenses on the Consolidated Statements of Operations.

Management determines the appropriate classification of investments at the time of purchase and re-evaluates such designations as of each balance sheet date.

Accounts Receivable

The majority of the Company's accounts receivable is due principally from major and independent oil and natural gas E&Ps. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are considered past due after 60 days and are stated at amounts due from customers, net of a credit loss allowance.

Credit Loss Allowance for Accounts Receivable

Accounts receivable are carried at the amounts due from customers, reduced by an allowance for estimated amounts that may not be collectible in the future. The estimated credit loss allowance is based on an evaluation of industry trends, financial condition of customers, historical write-off experience, current economic conditions, and in the case of international customers, judgments about the economic and political environment of the related country and region. Accounts receivable balances are written off when determined to be uncollectible and recoveries of amounts previously written off are recorded when collected.

Inventories

Inventories, which consist principally of (i) raw materials and supplies that are consumed providing services to the Company's customers, (ii) spare parts for equipment used in providing these services and (iii) components and attachments for manufactured equipment used in providing services, are recorded at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method or the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company regularly reviews inventory quantities on hand and records a write-down for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments.

Property, Plant and Equipment

Property, plant and equipment, including software costs, are reported at cost less accumulated depreciation and amortization, which is provided on a straight-line basis over the estimated useful lives of the assets. Annual depreciation and amortization expenses are computed using the following useful lives: operating equipment, 3 to 20 years; buildings and leasehold improvements, 15 to 39 years or the life of the lease; furniture and fixtures, 5 to 7 years; software, 5 years; and vehicles, 3 to 5 years. The cost of assets retired or otherwise disposed of, and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income from operations. Expenditures for additions, major renewals, and betterments are capitalized. Expenditures for restoring an identifiable asset to working condition or for maintaining the asset in good working order constitute repairs and maintenance and are expensed as incurred.

RPC records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company periodically reviews the values assigned to long-lived assets, such as property, plant and equipment, to determine if any impairments should be recognized. There was no impairment recorded during 2024, 2023 or 2022.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill by reporting segment was as follows:

Years Ended December 31, *(in thousands)*	2024	2023
Technical Services	$ 49,666	$ 49,666
Support Services	1,158	1,158
Goodwill	$ 50,824	$ 50,824

Goodwill is reviewed annually, or more frequently, if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount, for impairment. In both 2024 and 2023, due to improved industry conditions, its reporting units' performance and public market indications of value, the Company elected to perform a qualitative assessment of its goodwill and concluded that it is more likely than not that fair value of each of its reporting units is more than the carrying amounts, including goodwill. Based on these assessments the Company concluded that the fair value of its reporting units exceeded their carrying amounts and therefore no impairment of goodwill occurred during the years ended December 31, 2024, and 2023.

Other intangibles, net

Oher intangibles with finite lives include customer relationships, Trade names and Trademarks and software licenses. These assets are amortized over their legal or estimated useful lives based on methods that approximate the pattern in which the economic benefits are expected to be realized. The amortization periods range from three to 10 years.

Software Licenses

The Company accounts for costs related to internal-use software as follows: (1) hosting arrangement where the Company obtains access to a software license and it is feasible for the Company to take possession and run the software on its own hardware, the Company records an intangible asset and a liability to the extent that all or a portion of the software fees have not been paid, see note titled Other intangibles, net for details of software licenses recorded as part of intangible assets, (2) capitalizes costs related to application development stage after the preliminary project stage is completed and management has authorized and committed to funding the project and it is probable that the project will be completed, and the software will be used to perform as intended, and (3) expenses costs related to arrangements considered software as a service where the Company has access to a vendor managed software that do not meet the criteria for software purchase or license.

Insurance Expenses

RPC self-insures certain risks related to general liability, workers' compensation, vehicle, property, and employee health insurance costs, up to policy-specified deductible limits. For employee health insurance, RPC maintains stop-loss coverage to limit its financial exposure on high-cost claims. The estimated cost of claims under these self-insurance programs is accrued as incurred, though actual settlement may occur in future periods. These estimates may be adjusted over time based on claim developments. Any portion of outstanding claims expected to be paid beyond one year is classified as long-term accrued insurance expenses.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance against the carrying value of deferred tax assets when the Company determines that it is more likely than not that the asset will not be realized through future taxable income.

Share Repurchases

The Company records the cost of share repurchases in stockholders' equity as a reduction to common stock to the extent of par value of the shares acquired and the remainder is allocated to capital in excess of par value and retained earnings if capital in excess of par value is depleted. The Company tracks capital in excess of par value on a cumulative basis for each reporting period and discloses the excess over capital in excess of par value as part of stock purchased and retired in the consolidated statements of stockholders' equity.

Earnings per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the respective periods. In addition, the Company has periodically issued share-based payment awards that contain non-forfeitable rights to dividends and are therefore considered participating securities. See note titled Employee Benefit Plans for further information on restricted stock granted to employees.

Restricted shares of common stock (participating securities) outstanding and a reconciliation of weighted average shares outstanding is as follows:

(in thousands)	2024	2023	2022
Net income available for stockholders	$ 91,444	$ 195,113	$ 218,363
Less: Adjustments for earnings attributable to participating securities	(1,547)	(3,099)	(3,197)
Net income used in calculating earnings per share	$ 89,897	$ 192,014	$ 215,166
Weighted average shares outstanding (including participating securities)	214,942	216,472	216,518
Adjustment for participating securities	(3,584)	(3,545)	(3,187)
Shares used in calculating basic and diluted earnings per share	211,358	212,927	213,331

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, and debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of such instruments. The Company's investments as of December 31, 2024, are classified as trading securities. Trading securities are comprised of the SERP assets, as described in the note titled Employee Benefit Plans, and are recorded primarily at their net cash surrender values, calculated using their net asset values, which approximates fair value, as provided by the issuing insurance or investment company. See note titled Fair Value Disclosures for additional information.

Stock-Based Compensation

Stock-based compensation expense is recognized for all share-based payment awards, net of estimated forfeitures. Thus, compensation cost is amortized for those shares expected to vest on a straight-line basis over the requisite service period of the award. See note titled Employee Benefit Plans for additional information.

Advertising

Advertising expenses are charged to expense during the period in which they are incurred. Advertising expenses totaled $2.3 million in 2024, $2.4 million in 2023, and $2.0 million in 2022.

Leases

The Company determines at contract inception if an arrangement is a lease or contains a lease based on whether the Company obtains the right to control the use of specifically identifiable property, plant and equipment for a period of time in exchange for consideration. The Company's lease population consists primarily of real estate including its corporate headquarters, office space and warehouses, in addition to vehicles, storage containers and office equipment. The Company's population of month-to-month real estate leases have been classified as short-term leases. The Company has elected not to separate non-lease components from lease components for its leases. Variable lease payments relate primarily to taxes and insurance on real estate contracts and are recognized as expense when incurred.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued the following applicable Accounting Standards Updates (ASU):

Recently Adopted Accounting Standards:

Accounting Standards Update (ASU) No. 2023-07: *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures:* The amendments in this ASU require an entity to disclose the title and position of the Chief Operating Decision Maker (CODM) and the significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. The Company has two reportable segments and adopted these provisions in the fourth quarter of 2024. The updated disclosure is reflected in the footnote titled Business Segment and Entity Wide Disclosures.

ASU No. 2023-09: *Income Taxes (Topic 740): Improvements to Income Tax Disclosures:* The amendments in this ASU require an entity to include consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid, disaggregated by jurisdiction. The Company early adopted these provisions in the fourth quarter of 2024. The updated disclosures are reflected in the footnote titled Income Taxes.

Recently Issued Accounting Standards Not Yet Adopted:

Securities and Exchange Commission (SEC) Final Rules: *Climate related Disclosure:* The SEC adopted final rules designed to enhance public company disclosures related to the risks and impacts of climate-related matters. The new rules require disclosures relating to climate-related risks and risk management as well as the board and management's governance of such risks. In addition, the rules include requirements to disclose the financial effects of severe weather events and other natural conditions in the audited financial statements and disclose information about greenhouse gas emissions, which will be subject to a phased-in assurance requirement. On April 4, 2024, the SEC stayed its climate disclosure rules to "facilitate the orderly judicial resolution" of pending legal challenges. If litigation is resolved in favor of the SEC, a majority of the final rules are effective for the Company beginning in the year 2026.

ASU 2024-03: *Income Statement (Topic 220): Disaggregation of Income Statement Expenses:* The amendments in this ASU require public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the potential impacts of adoption on the consolidated financial statements.

NOTE 2: BUSINESS ACQUISITION

Effective July 1, 2023, the Company completed its acquisition of all of the outstanding equity interests in Spinnaker Oilwell Services, LLC (Spinnaker), pursuant to a Merger Agreement with Catapult Energy Services Group, LLC, as the representative of the Sellers. Spinnaker, headquartered in Oklahoma City, Oklahoma, is a leading provider of oilfield cementing services in the Permian and Mid-Continent basins. This acquisition significantly expanded RPC's cementing business from its presence in South Texas to basins in which it currently provides other services. Spinnaker is included in our Technical Services Segment.

The supplemental pro forma financial information presented below was prepared using the acquisition method of accounting and was based on the historical financial information of Spinnaker and RPC. This pro forma financial information does not necessarily represent what the combined company's revenues or results of operations would have been had the acquisition been completed on January 1, 2023, nor do they intend to be a projection of future operating results of the combined company.

The following table provides unaudited supplemental pro forma financial information as if the acquisition had occurred on January 1, 2023.

(in thousands)	Twelve Months Ended December 31, 2023
Revenues	$ 1,669,231
Net income	204,222

NOTE 3: REVENUES

Accounting Policy

RPC's contract revenues are generated principally from providing oilfield services. These services are based on mutually agreed upon pricing with the customer prior to the services being delivered and given the nature of the services, do not include the right of return. Pricing for these services is a function of rates based on the nature of the specific job, with consideration for the extent of equipment, labor, and consumables needed for the job. RPC satisfies its performance obligations over time as the services are performed and records revenues accordingly. RPC records revenues based on the transaction price agreed upon with its customers.

Sales tax charged to customers is presented on a net basis within the Consolidated Statements of Operations and therefore excluded from revenues.

Nature of services

RPC provides a broad range of specialized oilfield services to independent and major oil and gas companies engaged in the exploration, production and development of oil gas properties throughout the United States and in selected international markets. RPC manages its business as either (1) services offered on the well site with equipment and personnel (Technical Services) or (2) services and tools offered off the well site (Support Services). For more detailed information about operating segments, see note titled Business Segment and Entity Wide Disclosures.

RPC contracts with its customers to provide the following services by reportable segment:

Technical Services

> Includes pressure pumping, downhole tools, coiled tubing, cementing, snubbing, nitrogen, well control, wireline and fishing.

Support Services

> Rental tools — RPC rents tools to its customers for use with onshore and offshore oil and gas well drilling, completion and workover activities.

> Other support services include pipe handling and pipe inspection and storage services, and well control training.

Our contracts with customers are generally short-term in nature and consist of a single performance obligation — the provision of oilfield services.

Payment Terms

RPC's contracts with customers state the final terms of the sales, including the description, quantity, and price of each service to be delivered. The Company's contracts are generally short-term in nature and in most situations, RPC provides services ahead of payment — i.e., RPC has fulfilled the performance obligation prior to submitting a customer invoice. RPC invoices the customer upon completion of the specified services and collection generally occurs between 30 to 60 days after invoicing. As the Company enters into contracts with its customers, it generally expects there to be no significant timing difference between the date the services are provided to the customer (satisfaction of the performance obligation) and the date cash consideration is received. Accordingly, there is no financing component to our arrangements with customers.

Significant judgments

RPC believes the output method is a reasonable measure of progress for the satisfaction of our performance obligations, which are satisfied over time, as it provides a faithful depiction of (1) our performance toward complete satisfaction of the performance obligation under the contract and (2) the value transferred to the customer of the services performed under the contract. RPC has elected the right to invoice practical expedient for recognizing revenue related to its performance obligations.

Disaggregation of revenues

See note titled Business Segment and Entity Wide Disclosures for disaggregation of revenue by operating segment and services offered in each of them and by geographic regions.

Contract balances

Contract assets representing the Company's rights to consideration for work completed but not billed are included in Accounts receivable, net on the Consolidated Balance Sheet are shown below:

(in thousands) December 31,	2024	2023	2022
Unbilled trade receivables	$ 60,951	$ 59,831	$ 103,498

Substantially all of the unbilled trade receivables as of December 31, 2024, and December 31, 2023, were invoiced during the following quarter.

Unearned revenue

Contract liabilities represent the payments received in advance of satisfying the Company's performance obligation and are recognized over time as the service is performed. As of December 31, 2024, and 2023, such amounts were $45.4 million and $15.7 million respectively and were recorded as unearned revenue on the Consolidated Balance Sheet. All of the $15.7 million recorded as unearned revenue as of December 31, 2023, was recognized during 2024. There was no unearned revenue recorded for the year ended December 31, 2022.

NOTE 4: DEPRECIATION AND AMORTIZATION

Depreciation and amortization disclosed in the Consolidated Statements of Operations related to the following components:

(in thousands)	2024	2023	2022
Cost of revenues	$ 120,647	$ 97,685	$ 74,294
Selling, general and administrative expenses	11,928	10,438	8,723
Total	$ 132,575	$ 108,123	$ 83,017

NOTE 5: ACCOUNTS RECEIVABLE

Accounts receivable, net consists of the following:

(in thousands) At December 31,	2024	2023
Trade receivables:		
Billed	$ 221,025	$ 271,515
Unbilled	60,951	59,831
Other receivables	2,507	678
Total	284,483	332,024
Less: allowance for credit losses	(7,906)	(7,109)
Accounts receivable, net	$ 276,577	$ 324,915

Trade receivables relate to revenues generated from equipment and services, for which credit is extended based on our evaluation of the customer's credit worthiness. Unbilled receivables represent revenues earned but not billed to the customer until future dates, usually within one month. Other receivables consist primarily of net amounts receivable from an agent that operates internationally, as well as amounts due from the favorable resolution of state tax audits and rebates due from suppliers.

NOTE 6: CURRENT EXPECTED CREDIT LOSSES

The Company utilizes an expected credit loss model for valuing its accounts receivable, a financial asset measured at amortized cost. The Company is exposed to credit losses primarily from providing oilfield services. The Company's expected credit loss allowance for accounts receivable is based on historical collection experience, current and future economic and market conditions and a review of the current status of customers' account receivable balances. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible and recoveries of amounts previously written off are recorded when collected.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected:

(in thousands)

Years Ended December 31,	2024	2023	2022
Beginning balance	$ 7,109	$ 7,078	$ 6,765
Provision for current expected credit losses	1,527	2,656	2,029
Write-offs	(814)	(2,737)	(1,752)
Recoveries collected (net of expenses)	84	112	36
Ending balance	$ 7,906	$ 7,109	$ 7,078

NOTE 7: INVENTORIES

Inventories consist of (i) raw materials and supplies that are consumed providing services to the Company's customers, (ii) spare parts for equipment used in providing these services and (iii) components and attachments for manufactured equipment used in providing services. In the table below, spare parts and components are included as part of raw materials and supplies; tools that are assembled using components are reported as finished goods. Inventories are recorded at the lower of cost or net realizable value. Cost is determined using either the first-in, first-out, or the weighted average cost method.

(in thousands)

December 31,	2024	2023
Raw materials and supplies	$ 97,857	$ 101,194
Finished goods	9,771	9,710
Total inventory	$ 107,628	$ 110,904

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are presented at cost net of accumulated depreciation and consist of the following:

(in thousands)

December 31,	2024	2023
Land	$ 19,802	$ 18,165
Buildings and leasehold improvements	132,871	129,513
Operating equipment	884,793	784,826
Computer software	19,297	19,535
Furniture and fixtures	5,157	5,298
Vehicles	311,823	288,735
Gross property, plant and equipment	1,373,743	1,246,072
Less: accumulated depreciation	(860,227)	(810,933)
Net property, plant and equipment	$ 513,516	$ 435,139

Depreciation expense was $130.5 million in 2024, $107.3 million in 2023, and $82.2 million in 2022. The Company transferred inventory to property, plant and equipment totaling $17.0 million in 2024 and $10.9 million in 2023 and $9.9 million in 2022.

NOTE 9: OTHER INTANGIBLES, NET

The following table provides a summary of the gross carrying value and accumulated amortization by each major intangible class:

		December 31, 2024		December 31, 2023	
(in thousands)	Estimated Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived Intangibles:					
Customer relationships	10	$ 10,000	$ (1,500)	$ 10,000	$ (500)
Trade names and trademarks	10	3,519	(799)	3,519	(479)
Software licenses	3	5,350	(2,727)	2,202	(1,917)
		$ 18,869	$ (5,026)	$ 15,721	$ (2,896)

Amortization expense for each of the periods presented was as follows:

(in thousands)

Years ended December 31,	2024	2023	2022
Amortization of finite-lived intangible assets	$ 1,843	$ 1,459	$ 796

Estimated future amortization expense based on balances as of December 31, 2024, is as follows; $2.4 million for the years 2025 and 2026; $1.8 million for the year 2027 and $1.3 million for the years 2028 and 2029.

NOTE 10: INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

(in thousands) Years ended December 31,	2024	2023	2022
United States	$ 102,415	$ 253,407	$ 287,987
Foreign	10,387	2,836	1,645
Income before income taxes	$ 112,802	$ 256,243	$ 289,632

The following table lists the components of the provision for income taxes:

(in thousands) Years ended December 31,	2024	2023	2022
Current provision:			
Federal	$ 11,468	$ 45,146	$ 47,744
State	2,310	6,502	3,164
Foreign	681	835	865
Deferred provision (benefit):			
Federal	8,067	7,116	14,026
State	1	1,531	5,470
Foreign	(1,169)	—	—
Total income tax provision	$ 21,358	$ 61,130	$ 71,269

The Organization for Economic Co-operation and Development (OECD) has released the Base Erosion and Profit Shifting framework 2.0 (Pillar Two) to introduce a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds. As of December 31, 2024, certain countries we operate in have enacted legislation related to the global minimum tax rules under Pillar Two. The United States has not yet enacted legislation to adopt Pillar Two. There are no recorded effects for Pillar Two in our 2024 financial statements as we do not estimate a material impact, if any, to our consolidated financial statements. We will continue to monitor the impact as additional countries enact legislation going forward.

Reconciliation between the federal statutory rate and RPC's effective tax rate is as follows:

(in thousands) Years ended December 31,	2024		2023		2022	
Federal statutory rate	$ 23,688	21.0%	$ 53,811	21.0%	$ 60,823	21.0%
State income taxes, net of federal benefit[a]	2,491	2.2	5,401	2.1	5,148	1.8
Foreign taxes, net of federal benefit						
Canada						
Change in valuation allowance	(1,187)	(1.1)	614	0.2	573	0.2
Other	61	0.1	(500)	(0.2)	(541)	(0.2)
Other foreign jurisdictions	436	0.4	721	0.3	833	0.3
Tax credits	(1,036)	(0.9)	(703)	(0.3)	(424)	(0.1)
Change in unrecognized tax benefits	(1,637)	(1.5)	251	0.1	144	—
Non-deductible expenses	1,833	1.6	2,154	0.9	2,254	0.8
Cross-border tax laws	(315)	(0.3)	(256)	(0.1)	(250)	(0.1)
Change in valuation allowance	—	—	—	—	(174)	(0.1)
Interest related to tax matters	(2,189)	(1.9)	(1,757)	(0.7)	(1,306)	(0.5)
Other	(787)	(0.7)	1,394	0.6	4,189	1.5
Income tax provision and effective tax rate	$ 21,358	18.9%	$ 61,130	23.9%	$ 71,269	24.6%

[a] Income taxes in Texas, Oklahoma, and New Mexico made up the majority (greater than 50 percent) of the state tax effect.

Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)

December 31,	2024		2023	
Deferred tax assets:				
Self-insurance	$	**3,386**	$	4,303
Long-term retirement plan		**5,276**		5,101
State net operating loss carryforwards		**2,010**		1,520
Allowance for credit losses		**1,826**		1,634
Stock-based compensation		**1,995**		1,414
Inventory reserve		**3,178**		3,330
Lease liability		**7,067**		5,777
Capitalized research and development		**4,721**		3,066
All others, net		**1,959**		1,535
Gross deferred tax assets		**31,418**		27,680
Deferred tax liabilities:				
Depreciation		**(75,559)**		(66,784)
Right of use asset		**(7,013)**		(5,461)
Goodwill amortization		**(7,035)**		(6,725)
Gross deferred tax liabilities		**(89,607)**		(78,970)
Net deferred tax liabilities	$	**(58,189)**	$	(51,290)

Total net income tax (refunds) payments were $(31.7) million in 2024, $62.2 million in 2023, and $35.8 million in 2022. The following table lists the components of the payments for income taxes:

(in thousands)

Years ended December 31,	2024		2023		2022	
Federal	$	**(35,538)**	$	56,000	$	33,852
State						
Texas		**2,021**		1,823		400
Oklahoma		**—**		1,000		(668)
Other		**1,330**		2,345		1,203
Foreign		**511**		1,058		1,022
Total net (refunds) payments	$	**(31,676)**	$	62,226	$	35,809

As of December 31, 2024, the Company has net operating loss carryforwards recorded related to state income taxes of $37.2 million (gross) that will expire between 2025 and 2045.

The Company's policy is to record interest and penalties related to income tax matters, as part of income tax expense. Accrued interest and penalties were $2.5 million as of December 31, 2024, and $1.8 million as of December 31, 2023.

During 2024, the Company recognized a decrease in its liability for unrecognized tax benefits primarily due to the true-up of tax accruals related to refunds received during the year. The liability is recorded as part of other long-term liabilities on the Consolidated Balance Sheet. This liability, if released, would affect our effective rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)

	2024		2023	
Balance at January 1	$	**2,168**	$	1,917
Additions based on tax positions related to the current year		**167**		337
(Reductions) for tax positions of prior years		**(1,804)**		(86)
Balance at December 31	$	**531**	$	2,168

The Company and its subsidiaries are subject to U.S. federal and state and foreign income tax in multiple jurisdictions. In many cases, the uncertain tax positions are related to tax years that remain open and subject to examination by the relevant taxing authorities. In general, the Company's 2021 through 2023 tax years remain open to examination. Additional years may be open to the extent attributes are being carried forward to an open year.

NOTE 11: LONG-TERM DEBT

The Company has a revolving Credit Agreement with Bank of America and four other lenders which provides for a line of credit of up to $100 million, including a $35 million letter of credit sub-facility, and a $35 million swingline sub-facility. The facility contains customary terms and conditions, including restrictions on indebtedness, dividend payments, business combinations and other related items. The revolving credit facility includes a full and unconditional guarantee by the Company's 100% owned domestic subsidiaries whose assets equal substantially all of the consolidated assets of the Company and its subsidiaries. Certain of the Company's minor subsidiaries are not guarantors. The Credit Agreement's maturity date is June 22, 2027, and the interest rate is based on Term Secured Overnight Financing Rate (Term SOFR). In addition, the terms of the agreement have a 1.00% per annum floor for Base Rate borrowings and permits the issuance of letters of credit in currencies other than U.S. dollars.

Under the Credit Agreement, when RPC's trailing four quarter Adjusted EBITDA (as calculated under the Credit Agreement) is equal to or greater than $50 million: (i) the consolidated leverage ratio cannot exceed 2.50:1.00 and (ii) the debt service coverage ratio must be equal to or greater than 2.00:1.00; otherwise, the minimum tangible net worth must be greater than or equal to $400 million. As of both December 31, 2024, and December 31, 2023, the Company was in compliance with these covenants.

Revolving loans under the amended revolving credit facility bear interest at one of the following two rates at the Company's election:

> Term SOFR; plus, a margin ranging from 1.25% to 2.25%, based on a quarterly consolidated leverage ratio calculation, and an additional SOFR Adjustment ranging from 10 to 30 basis points depending upon maturity length; or

> the Base Rate, which is a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 0.50%, (b) Bank of America's publicly announced "prime rate," and (c) the Term SOFR plus 1.00%, or (d) 1.00%; in each case plus a margin that ranges from 0.25% to 1.25% based on a quarterly consolidated leverage ratio calculation.

In addition, the Company pays an annual fee ranging from 0.20% to 0.30%, based on a quarterly consolidated leverage ratio calculation, on the unused portion of the credit facility.

As of December 31, 2024, RPC had no outstanding borrowings under the revolving credit facility, and letters of credit outstanding relating to self-insurance programs and contract bids totaled $16.3 million; therefore, a total of $83.7 million of the facility was available. Interest incurred, which includes facility fees on the unused portion of the revolving credit facility and the amortization of loan cost, and interest paid on the credit facility were as follows for the periods indicated:

(in thousands)

Years ended December 31,	2024	2023	2022
Interest incurred	$ 244	$ 242	$ 246
Interest paid	$ 170	$ 166	$ 170

NOTE 12: ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

(in thousands)	Pension Adjustment		Foreign Currency Translation		Total	
Balance at December 31, 2022	$	(17,307)	$	(2,632)	$	(19,939)
Change during 2023:						
Before-tax amount		3,964		263		4,227
Tax benefit		(911)		—		(911)
Pension settlement loss, net of taxes		14,080		—		14,080
Reclassification adjustment, net of taxes:						
Amortization of net loss [1]		174		—		174
Total activity in 2023		17,307		263		17,570
Balance at December 31, 2023		—		(2,369)		(2,369)
Change during 2024:						
Before-tax amount		—		(459)		(459)
Total activity in 2024		—		(459)		(459)
Balance at December 31, 2024	$	—	$	(2,828)	$	(2,828)

[1] Reported as selling, general and administrative expenses.

NOTE 13: CASH PAID FOR COMMON STOCK PURCHASED AND RETIRED

The Company has a stock buyback program to repurchase up to 49,578,125 shares in the open market. As of December 31, 2024, 12,768,870 shares remained available to be repurchased under the current authorizations. The program does not have a preset expiration date. Repurchases of shares of the Company's common stock may be made from time to time in the open market, by block purchases, in privately negotiated transactions or in such other manner as determined by the Company. The timing of the repurchases and the actual amount repurchased will depend on a variety of factors, including the market price of the Company's shares, general market and economic conditions, and other factors. The stock repurchase program does not obligate the Company to acquire any particular amount of common stock, and it may be suspended or discontinued at any time.

Shares purchased for withholding taxes represent taxes due upon vesting of time-lapse restricted shares granted to employees. Total share repurchases for 2024 and 2023 year-to-date are detailed below:

(in thousands except per share data)	Year ended December 31, 2024			Year ended December 31, 2023		
	No. of shares	Avg. price	Total cost	No. of shares	Avg. price	Total cost
Shares purchased for withholding taxes	332	$ 7.28	$ 2,416	257	$ 9.24	$ 2,370
Open market purchases	1,010	7.44	7,512	2,469	7.58	18,718
Total	1,342	$ 7.40	$ 9,938	2,726	$ 7.74	$ 21,088

Excise tax payable on share repurchases totaling $136 thousand in 2024 and $22 thousand in 2023 has not been included in the amounts shown above.

NOTE 14: FAIR VALUE DISCLOSURES

The various inputs used to measure assets at fair value establish a hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

1. **Level 1** – Quoted market prices in active markets for identical assets or liabilities.
2. **Level 2** – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
3. **Level 3** – Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that market participants would use.

The following table shows investments measured at net asset value as of December 31, 2024, and 2023:

(in thousands) December 31,	2024	2023
Investments measured at net asset value	$ 30,666	$ 26,772

The Company determines the fair value of equity securities that have a readily determinable fair value through quoted market prices. The total fair value is the final closing price, as defined by the exchange in which the asset is actively traded, on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Trading securities are comprised of the SERP assets, as described in the note titled Employee Benefit Plans, and are recorded primarily at their net cash surrender values, calculated using their net asset values which approximates fair value, as provided by the issuing insurance or investment company. Significant observable inputs, in addition to quoted market prices, were used to value the equity securities. The Company's policy is to recognize transfers between levels at the beginning of quarterly reporting periods. For the year ended December 31, 2024, there were no significant transfers in or out of levels 1, 2 or 3.

The carrying amounts of other financial instruments reported in the balance sheet for current assets and current liabilities approximate their fair values because of the short maturity of these instruments. The Company currently does not use the fair value option to measure any of its existing financial instruments and has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

NOTE 15: COMMITMENTS AND CONTINGENCIES

Income Taxes – The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Other long-term liabilities included the Company's estimated liabilities for probable assessments and totaled approximately $0.5 million as of December 31, 2024, compared to $2.2 million as of December 31, 2023. See note titled Income Taxes for further information related to those liabilities.

Sales and Use Taxes – The Company has ongoing sales and use tax audits in various jurisdictions and may be subjected to varying interpretations of statute that could result in unfavorable outcomes. In accordance with ASC 450-20, *Loss Contingencies*, any probable and reasonable estimate of assessment costs have been included in accrued state, local and other taxes.

The Company has received a state tax notification of audit results related to sales and use tax and, with its outside legal counsel, has evaluated the perceived merits of this tax assessment. The Company believes the likelihood of a material loss related to this contingency is remote and cannot be reasonably estimated at this time. Therefore, no loss has been recorded and the Company currently does not believe the resolution of this claim will have a material impact on its consolidated financial position, results of operations or cash flows.

Litigation – RPC is a party to various routine legal proceedings primarily involving commercial claims, employee liability and workers' compensation claims and claims for personal injury. RPC insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will, in every case, fully indemnify RPC against liabilities arising out of pending and future legal proceedings related to its business activities. RPC is also subject to sales and use tax audits in various jurisdictions. While the outcome of these lawsuits, legal proceedings, claims and audits cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on RPC's business or financial condition.

NOTE 16: EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan

The Company's multiemployer Retirement Income Plan (the Plan), a trusteed defined benefit pension plan, in which Marine Products Corporation (Marine Products) also participated, was fully terminated in 2023. As part of termination, the Company settled its participant liabilities in one of the following ways – (i) through a lump-sum settlement at the election of the participants; or (ii) transfer to a commercial annuity provider or a government agency. The Company funded this transfer through the liquidation of investments in the Plan assets and additional cash contributions. The Company recognized a pre-tax, non-cash settlement charge of $18.3 million during 2023 which represented the accelerated recognition of net actuarial loss that was previously recorded in accumulated other comprehensive loss (net of tax) and deferred taxes (tax effect). In addition, the Company utilized funds related to Marine Products' plan assets to settle its participant liabilities.

The following table sets forth the funded status of the Plan and the amounts recognized in RPC's Consolidated Balance Sheet:

(in thousands) December 31,		2023
Accumulated benefit obligation at end of year	$	—
CHANGE IN PROJECTED BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$	29,651
Service cost		—
Interest cost		22
Actuarial gain		(3,715)
Benefits paid		(836)
Settlement		(25,122)
Projected benefit obligation at end of year	$	—
CHANGE IN PLAN ASSETS:		
Fair value of Plan assets at beginning of year	$	20,041
Actual return on Plan assets		249
Employer contribution		5,454
Benefits paid		(836)
Transfer of assets		524
Refund related to Plan trust dissolution		(310)
Settlement		(25,122)
Fair value of Plan assets at end of year	$	—
Funded status at end of year	$	—

The components of net periodic cost of the Retirement Income Plan are summarized as follows:

(in thousands)	2023	2022
Interest cost [1]	$ 22	$ 972
Amortization of net losses [1]	226	1,010
Settlement loss	18,286	2,921
Net periodic benefit cost	$ 18,534	$ 4,903

[1] Reported as part of Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations.

The pre-tax amounts recognized in accumulated other comprehensive (loss) income for the years ended December 31, 2023 and 2022 are summarized as follows:

(in thousands) December 31,	2023	2022
Net (loss) gain	$ (3,964)	$ 2,939
Amortization of net loss	(226)	(1,010)
Settlement loss	(18,286)	(2,921)
Amount recognized in accumulated other comprehensive (loss) income	$ (22,476)	$ (992)

The weighted average assumptions as of December 31 used to determine the projected benefit obligation and net benefit cost were as follows:

December 31,	2023	2022
Net Benefit Cost:		
Discount rate	N/A	4.86%
Expected return on Plan assets	N/A	0.0%
Rate of compensation increase	N/A	N/A

Supplemental Executive Retirement Plan (SERP)

The Company permitted through December 31, 2024, selected highly compensated employees to defer a portion of their compensation to the SERP. The liabilities related to these deferrals are recognized as retirement plan liabilities in the Consolidated Balance Sheet.

The SERP assets are invested primarily in company-owned life insurance (COLI) policies as a funding source to satisfy the obligations of the SERP. The assets are subject to claims by creditors, and the Company can designate them for another purpose at any time. Investments in COLI policies consisted of variable life insurance policies totaling $49.9 million as of December 31, 2024, and $49.3 million as of December 31, 2023. In the COLI policies, the Company is able to allocate the investment of the assets across a set of choices provided by the insurance underwriters, including fixed income securities and equity funds. The COLI policies are recorded at their net cash surrender values, which approximates fair value, as provided by the issuing insurance company, whose Standard & Poor's credit rating was A+.

The Company classifies the SERP assets as trading securities as described in the note titled Significant Accounting Policies. The fair value of these assets totaled $30.7 million as of December 31, 2024, and $26.8 million as of December 31, 2023. The SERP assets are reported as part of retirement plan assets in the Consolidated Balance Sheet. The changes in the fair value of these assets, and normal insurance expenses are recorded in the Consolidated Statements of Operations as compensation cost within selling, general and administrative expenses. Trading gains (losses) related to the SERP assets totaled $2.7 million in 2024, $2.6 million in 2023, and $(4.4 million) in 2022. The SERP liability includes participant deferrals net of distributions and is recorded on the Consolidated Balance Sheet as part of retirement plan liabilities with any change in the fair value of the liabilities recorded as compensation cost within selling, general and administrative expenses in the Consolidated Statements of Operations. Trading gains (losses) related to the SERP liability totaled $2.6 million in 2024, $2.8 million in 2023, and $(4.1 million) in 2022.

In the fourth quarter of 2024, the Board of Directors approved the termination of the SERP and deferrals ceased effective December 31, 2024. Pursuant to the Internal Revenue Service rules, participant balances will be distributed between 12 and 24 months after termination. The Company is currently evaluating its funding options and timing to distribute participant balances.

401(k) Plan

RPC sponsors a defined contribution 401(k) Plan that is available to substantially all full-time employees with more than three months of service. This Plan allows employees to make tax-deferred contributions from one to 25 percent of their annual compensation, not exceeding the permissible contribution imposed by the Internal Revenue Code. The Company makes 100 percent matching contributions for each dollar $(1.00) of a participant's contribution to the 401(k) Plan for the first three percent of his or her annual compensation and fifty cents $(0.50) for each dollar $(1.00) of a participant's contribution to the 401(k) Plan for the next three percent of his or her annual compensation. Employees vest in the RPC contributions after two years of service. The charges to expense for the Company's contributions to the 401(k) Plan were $11.6 million in 2024, $11.3 million in 2023, and $9.8 million in 2022.

Stock Incentive Plans

The Company has issued various forms of stock-based incentives, including incentive and non-qualified stock options, time-lapse restricted shares and performance share unit awards under its Stock Incentive Plans to officers, selected employees and non-employee directors. In April 2024, the Company reserved 8,000,000 shares of common stock under the 2024 Stock Incentive Plan with a term of 10 years expiring in April 2034. As of December 31, 2024, there were 7,324,824 shares available for grant under the Company's 2024 Stock Incentive Plan (SIP).

The Company recognizes compensation expense for the unvested portion of awards outstanding over the remainder of the service period. The compensation cost recorded for these awards is based on their fair value at the grant date less the cost of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures.

Pre-tax stock-based employee compensation expense included as part of selling, general and administrative expense was $9.2 million in 2024 $(7.4 million after tax), $7.9 million in 2023 $(6.1 million after tax) and $6.4 million in 2022 $(4.9 million after tax).

Restricted Stock

The Company grants certain employees and non-employee directors time-lapse restricted stock which vests after a stipulated number of years from the grant date in the case of employees and vests immediately for non-employee directors, depending on the terms of the issue. Time-lapse restricted shares granted to employees in 2024 and thereafter vest ratably over a period of three years; the shares granted to employees in 2023 vest ratably over a period of four years; and the shares granted in 2022 vest ratably over a period of five years. Prior to 2022, the time-lapse restricted shares vested one-fifth per year beginning on the second anniversary of the grant date. Grantees receive dividends declared and retain voting rights for the granted shares. The agreement under which the restricted stock is issued provides that shares awarded may not be sold or otherwise transferred until restrictions established under the stock plans have lapsed. Upon termination of employment from the Company, with the exception of death (fully vests) or normal retirement/disability (partially vests based on pre-approved formula), shares with restrictions are forfeited in accordance with the SIP.

In addition to time-lapse restricted stock, officers and selected employees are granted Performance Share Unit (PSU) awards that vest at different levels based on pre-established financial performance targets with a modifier for stock performance based on total shareholder return (TSR). The Company periodically evaluates the portion of performance share unit awards that are probable to vest and updates compensation expense accruals accordingly. The PSUs typically cliff-vest at the end of a three-year performance period. Upon termination of employment (other than due to death or disability as defined in the agreements), the unvested PSUs will be forfeited. In the event of death or disability as defined in the agreements, all unvested PSUs shall vest immediately at 100% of target levels, without regard to the actual EBITDA performance, and with no adjustment for the TSR modifier. PSU awards also include the right to dividend equivalents with respect to the underlying shares which are accrued over the performance period, based upon target payout level and paid out in cash upon vesting of the PSUs. To the extent the awards fail to vest or are forfeited, or the performance goals are not met, no such dividend equivalents will be payable. PSUs confer no voting rights with respect to the underlying shares prior to vesting and payout.

The following is a summary of the changes in non-vested restricted shares for the year ended December 31, 2024:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested shares at January 1, 2024	3,532,185	$ 7.35
Granted	1,414,376	7.27
Vested	(1,102,849)	8.08
Forfeited	(154,995)	6.81
Non-vested shares at December 31, 2024	3,688,717	$ 7.13

The following is a summary of the changes in non-vested restricted shares for the year ended December 31, 2023:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested shares at January 1, 2023	3,248,728	$ 6.87
Granted	1,235,728	9.50
Vested	(859,485)	8.63
Forfeited	(92,786)	7.74
Non-vested shares at December 31, 2023	3,532,185	$ 7.35

The fair value of restricted share awards is based on the market price of the Company's stock on the date of the grant and is amortized to compensation expense, net of estimated forfeitures, on a straight-line basis over the requisite service period. The weighted average grant date fair value per share of these restricted stock awards was $7.27 for 2024, $9.50 for 2023 and $6.72 for 2022. The total fair value of shares vested was $7.6 million during 2024, $7.8 million during 2023 and $2.9 million during 2022. The above table does not include any activity related to PSUs since they are not currently granted or vested.

For the year ending December 31, 2024, approximately $57 thousand of net tax deficits for stock-based compensation awards were recorded as a discrete tax adjustment and classified within operating activities in the consolidated statements of cash flows compared to approximately $222 thousand of excess tax benefits for the year ending December 31, 2023.

Other Information

As of December 31, 2024, total unrecognized compensation cost related to non-vested restricted shares was $16.6 million which is expected to be recognized over a weighted-average period of 2.0 years.

NOTE 17: RELATED PARTY TRANSACTIONS

Marine Products Corporation

In conjunction with RPC's spin-off of its powerboat manufacturing business, RPC and Marine Products entered into various agreements that define the companies' relationship. Per the terms of their Transition Support Services agreement, which may be terminated by either party, RPC provides certain administrative services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products. Charges from the Company (or from corporations that are subsidiaries of the Company) for such services were $1.1 million in 2024, $1.0 million in 2023, and $922 thousand in 2022. The Company's receivable due from Marine Products for these services was $99 thousand as of December 31, 2024, and $120 thousand as of December 31, 2023. During 2023, the Company owed $524 thousand to Marine Products for using Marine Products' assets in the Plan to settle its participant liabilities, which was fully settled in 2024. All of the Company's directors are also directors of Marine Products, and the executive officers are employees of both the Company and Marine Products.

Other

The Company periodically purchases, in the ordinary course of business, products or services from suppliers that are owned by officers or significant stockholders of or affiliated with certain directors of RPC. The total amounts paid to these affiliated parties were $1.6 million in 2024, $1.8 million in 2023 and $1.8 million in 2022. All of the related party transactions are reviewed and approved by a subcommittee of the Nominating and Corporate Governance Committee consisting of independent members.

Prior to 2024, RPC received certain administrative services from Rollins, Inc. (a company that has a significant shareholder group that includes Gary W. Rollins, Pamela R. Rollins, Amy Rollins Kreisler and Timothy C. Rollins, each of whom is a director of the Company). That significant shareholder group had a controlling interest in Rollins, Inc. prior to June 2023. The service agreement between Rollins, Inc. and the Company provided for the provision of services on a cost reimbursement basis; the agreement was terminated in November 2023. The services covered by these agreements included administration services for certain employee benefit programs and other administrative services. Charges to the Company (or to corporations which are subsidiaries of the Company) for such services and rent totaled $3 thousand in 2023 and $71 thousand in 2022.

A group that includes Gary W. Rollins, Pamela R. Rollins, Amy Rollins Kreisler and Timothy C. Rollins, each of whom is a director of the Company, and certain companies under their control, controls in excess of 50% of the Company's voting power.

RPC and Marine Products own 50% each of a limited liability company called 255 RC, LLC that was created for the joint purchase and ownership of a corporate aircraft. The purchase of the aircraft was completed in January 2015, and the purchase was funded primarily by a $2,554,000 contribution by each company to 255 RC, LLC. Each of RPC and Marine Products is currently a party to an operating lease agreement with 255 RC, LLC for a period of five years. RPC recorded certain net operating costs comprised of rent and an allocable share of fixed costs of approximately $230 thousand in 2024, $200 thousand in 2023 and $200 thousand in 2022 for the corporate aircraft. The Company had a payable to 255 RC, LLC of $2.0 million as of December 31, 2024, and $1.8 million as of December 31, 2023. The Company accounts for this investment using the equity method and its proportionate share of income or loss is recorded in selling, general and administrative expenses. As of December 31, 2024, the investment closely approximates the underlying equity in the net assets of 255 RC, LLC and the undistributed earnings represented in retained earnings were approximately $675 thousand.

NOTE 18: BUSINESS SEGMENT AND ENTITY WIDE DISCLOSURES

RPC's reportable segments are the same as its operating segments. RPC manages its business under Technical Services and Support Services. Technical Services is comprised of service lines that generate revenue based on equipment, personnel or materials at the well site and are closely aligned with completion and production activities of the customers. Support Services is comprised of service lines which generate revenue from services and equipment offered off the well site and are closely aligned with the customers' drilling activities. Selected overhead including centralized support services and regulatory compliance are classified as Corporate.

Technical Services consists primarily of pressure pumping, downhole tools, coiled tubing, cementing, snubbing, nitrogen, well control, wireline and fishing. The services offered under Technical Services are high capital and personnel intensive businesses. The Company considers all of these services to be closely integrated oil and gas well servicing businesses and makes resource allocation and performance assessment decisions based on this operating segment as a whole across these various services.

Support Services consist primarily of drill pipe and related tools, pipe handling, pipe inspection and storage services, and oilfield training services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels.

The Company's Chief Operating Decision Maker (CODM) assesses performance and makes resource allocation decisions regarding, among others, staffing, growth and maintenance capital expenditures and key initiatives based on the operating segments outlined above.

The accounting policies of the reportable segments are the same as those described in the note titled Significant Accounting Policies. Gains or losses on disposition of assets are reviewed on a consolidated basis, and accordingly the Company does not report gains or losses at the segment level. Intersegment revenues are generally recorded in segment operating results at prices that management believes approximate prices for arm's length transactions and are not material to operating results.

RPC's CODM is its Chief Executive Officer. For each of the reportable segments, the CODM uses operating income to allocate resources (equipment, financial, and human resources).

Significant segment expense by reportable segment for the years ended December 31, 2024, 2023 and 2022 are shown in the following tables:

(in thousands except headcount)	Technical Services		Support Services		Total	
2024						
Revenues	$	**1,326,005**	$	**88,994**	$	**1,414,999**
Employment costs[1]		**303,327**		**20,458**		**323,785**
Materials and supplies		**332,781**		**3,519**		**336,300**
Maintenance & repairs		**190,996**		**11,540**		**202,536**
Fleet and transportation		**61,148**		**3,097**		**64,245**
Other cost of revenues[2]		**104,340**		**5,442**		**109,782**
Cost of revenues (exclusive of depreciation and amortization)	$	**992,592**	$	**44,056**	$	**1,036,648**
Employment costs[1]		**57,649**		**9,170**		**66,819**
Enterprise shared services[3]		**35,357**		**1,486**		**36,843**
Other selling, general and administrative expenses[4]		**31,080**		**6,174**		**37,254**
Selling, general and administrative expenses	$	**124,086**	$	**16,830**	$	**140,916**
Segment depreciation and amortization		**120,226**		**12,272**		**132,498**
Segment operating income	$	**89,101**	$	**15,836**	$	**104,937**
Unallocated corporate expenses[5]						**15,598**
(Gain) on sale of assets						**(8,199)**
Operating income					$	**97,538**

(in thousands except headcount)	Technical Services		Support Services		Total	
2023						
Revenues	$	1,516,137	$	101,337	$	1,617,474
Employment costs[1]		307,396		22,186		329,582
Materials and supplies		337,006		3,416		340,422
Maintenance & repairs		186,703		12,031		198,734
Fleet and transportation		102,723		4,114		106,837
Other cost of revenues[2]		108,925		5,019		113,944
Cost of revenues (exclusive of depreciation and amortization)	$	1,042,753	$	46,766	$	1,089,519
Employment costs[1]		61,158		9,922		71,080
Enterprise shared services[3]		29,179		2,225		31,404
Other selling, general and administrative expenses[4]		39,370		5,670		45,040
Selling, general and administrative expenses	$	129,707	$	17,817	$	147,524
Segment depreciation and amortization		97,773		10,293		108,066
Segment operating income	$	245,904	$	26,461	$	272,365
Unallocated corporate expenses[5]						18,473
Pension settlement charges						18,286
(Gain) on sale of assets						(9,344)
Operating income					$	244,950

(in thousands except headcount)		Technical Services		Support Services		Total
2022						
Revenues	$	1,516,363	$	85,399	$	1,601,762
Employment costs[1]		284,439		18,321		302,760
Materials and supplies		356,538		4,045		360,583
Maintenance & repairs		194,178		9,638		203,816
Fleet and transportation		127,206		3,898		131,104
Other cost of revenues[2]		84,221		5,631		89,852
Cost of revenues (exclusive of depreciation and amortization)	$	1,046,582	$	41,533	$	1,088,115
Employment costs[1]		58,723		9,026		67,749
Enterprise shared services[3]		26,767		2,167		28,934
Other selling, general and administrative expenses[4]		29,653		4,738		34,391
Selling, general and administrative expenses	$	115,143	$	15,931	$	131,074
Segment depreciation and amortization		73,016		9,840		82,856
Segment operating income	$	281,622	$	18,095	$	299,717
Unallocated corporate expenses[5]						17,660
Pension settlement charges						2,921
(Gain) on sale of assets						(8,804)
Operating income					$	287,940

[1] Employment costs include employee payroll, share-based compensation, bonuses and amounts related to benefits for each of the income statement items. Additional employment costs are included within the shared services amount.

[2] Includes expenses related to rent, travel, insurance and other costs.

[3] Includes costs incurred at the enterprise level that are allocated to each reportable segment based on payroll cost, headcount and revenues.

[4] Includes professional fees, utilities, travel & entertainment and other costs.

[5] Unallocated corporate expenses are included in selling general and administrative expenses at the consolidated level.

The table below shows the reconciliation of segment totals to the consolidated level for the years ended December 31, 2024, 2023, and 2022:

(in thousands)		Technical Services		Support Services		Segment Total		Unallocated Total		Consolidated Total
2024										Total
Selling, general and administrative expenses	$	124,086	$	16,830	$	140,916	$	15,521	$	156,437
Depreciation and amortization		120,226		12,272		132,498		77		132,575
Capital expenditures[1]		195,263		21,119		216,382		3,548		219,930
Total assets[2]	$	895,067	$	85,803	$	980,870	$	405,619	$	1,386,489
2023										
Selling, general and administrative expenses	$	129,707	$	17,817	$	147,524	$	18,416	$	165,940
Depreciation and amortization		97,773		10,293		108,066		57		108,123
Capital expenditures[1]		160,799		15,634		176,433		4,572		181,005
Total assets[2]	$	867,550	$	81,754	$	949,304	$	337,541	$	1,286,845
2022										
Selling, general and administrative expenses	$	115,143	$	15,931	$	131,074	$	17,499	$	148,573
Depreciation and amortization		73,016		9,840		82,856		161		83,017
Capital expenditures[1]		126,327		12,320		138,647		905		139,552
Total assets[2]	$	823,434	$	80,104	$	903,538	$	225,475	$	1,129,013

[1] Primarily related to unallocated corporate capital expenditures.

[2] Unallocated total primarily consists of cash and cash equivalents of $326.0 million, $223.3 million and $126.4 million managed at corporate for the years ended December 31, 2024, 2023, and 2022, respectively.

The following summarizes revenues for the United States and separately for all international locations combined for the years ended December 31, 2024, 2023 and 2022. The revenues are presented based on the location of the use of the equipment or services. Assets related to international operations are less than 10% of RPC's consolidated assets and therefore are not presented.

(in thousands)	2024	2023	2022
United States revenues	$ 1,375,398	$ 1,588,774	$ 1,569,160
International revenues	39,601	28,700	32,602
Total revenues	$ 1,414,999	$ 1,617,474	$ 1,601,762

Segment Revenues:

RPC's reportable segment revenues by major service lines are shown in the following table:

(in thousands)	2024	2023	2022
Technical Services:			
Pressure Pumping	$ 587,051	$ 771,542	$ 846,939
Downhole Tools	386,085	397,341	374,081
Coiled Tubing	135,175	152,484	140,889
Cementing	110,730	64,481	21,178
Nitrogen	34,963	47,306	39,596
Snubbing	27,057	26,345	28,028
All other	44,944	56,638	65,652
Total Technical Services	$ 1,326,005	$ 1,516,137	$ 1,516,363
Support Services:			
Rental Tools	$ 65,207	$ 73,301	$ 62,780
All other	23,787	28,036	22,619
Total Support Services	$ 88,994	$ 101,337	$ 85,399
Total revenues	$ 1,414,999	$ 1,617,474	$ 1,601,762

NOTE 19: LEASES

The Company recognizes operating and finance leases with a duration greater than 12 months on the Consolidated Balance Sheet with a Right-Of-Use (ROU) asset and liability at the present value of lease payments over the term. Leases that include rental escalation clauses or renewal options are factored into the determination of lease payments when appropriate. There are no residual value guarantees on the existing leases. The Company estimates its incremental borrowing rate at lease commencement to determine the present value of lease payments, since most of the Company's leases do not provide an implicit rate of return. ROU assets exclude lessor incentives received.

The Company subleases certain real estate to third parties. Our sublease portfolio consists solely of operating leases. As of December 31, 2024, the Company had no operating leases that had not yet commenced. During the year ended December 31, 2024, the Company entered into new leases or modified existing leases that resulted in an increase of ROU assets in exchange for operating lease liabilities as disclosed below.

During the year ended December 31, 2024, the Company assumed certain leases as part of its acquisition of Spinnaker. The disclosures below include the information related to the leases after the acquisition. See note titled Business Acquisition for further information related to those leases.

Lease Position:

The table below represents the assets and liabilities related to operating leases recorded on the Consolidated Balance Sheets:

(in thousands) December 31,	2024	2023
Assets		
Operating lease right-of-use assets	$ **27,465**	$ 24,537
Finance lease right-of-use assets	**4,400**	1,036
Total lease assets	$ **31,865**	$ 25,573
Liabilities:		
Current portion of operating leases	$ **7,108**	$ 7,367
Current portion of finance lease liabilities and finance obligations	**3,522**	375
Long-term finance lease liabilities	**559**	819
Long-term operating lease liabilities	**21,724**	18,600
Total lease liabilities	$ **32,913**	$ 27,161

Lease Costs:

The components of finance lease are included in depreciation and amortization and interest expense; operating lease expense are included in costs of goods sold, and selling, general and administrative expenses in the Consolidated Statements of Operations as disclosed below.

(in thousands) Year ended December 31,	2024	2023	2022
Finance lease cost			
Amortization of leased assets	$ **265**	$ 129	$ 3,390
Interest on lease liabilities	**174**	48	283
Total finance lease cost	$ **439**	$ 177	$ 3,673
Operating lease cost	$ **17,206**	$ 15,096	$ 9,615
Short-term lease cost	**2,289**	1,862	9,192
Variable lease cost	**855**	774	647
Sublease income	**(1,943)**	(1,400)	(1,021)
Total operating lease cost	$ **18,407**	$ 16,332	$ 18,433
Total lease cost	$ **18,846**	$ 16,509	$ 22,106

Other Information:

As of December 31,	2024	2023
Cash paid for amounts included in the measurement of lease liabilities – operating leases *(in thousands)*	$ **12,230**	$ 12,475
Cash paid for amounts included in the measurement of lease liabilities – finance lease and finance obligations *(in thousands)*	$ **799**	$ 515
ROU assets obtained in exchange for operating lease liabilities *(in thousands)*	$ **15,094**	$ 8,151
ROU assets obtained in exchange for finance lease liabilities *(in thousands)*	$ **3,622**	$ 1,036
Weighted average remaining lease term – finance lease *(years)*	**3.00**	4.00
Weighted average remaining lease term – operating leases *(years)*	**5.96**	5.06
Weighted average discount rate – finance lease	**2.3%**	2.3%
Weighted average discount rate – operating leases	**4.57%**	4.42%

Lease Commitments:

Maturity of lease liabilities and finance obligations:

(in thousands) As of December 31,	2024			
		Operating		Finance
2025	$	8,231	$	4,095
2026		7,216		283
2027		4,733		288
2028		3,036		—
2029		2,040		—
Thereafter		7,784		—
Total lease payments		33,040		4,666
Less: Amounts representing interest		(4,208)		(585)
Present value of lease liabilities	$	28,832	$	4,081

NOTE 20. SUBSEQUENT EVENT

On January 28, 2025, the Board of Directors declared a $0.04 per share cash dividend payable March 10, 2025, to stockholders of record at the close of business on February 10, 2025.

ITEM 9.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A.

Controls and Procedures

Evaluation of disclosure controls and procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, December 31, 2024 (the Evaluation Date), the Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the Evaluation Date.

Management's report on Internal Control over Financial Reporting — Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management's Report on Internal Control over Financial Reporting is included on page 34 of this report. Grant Thornton LLP, the Company's independent registered public accounting firm, has audited the effectiveness of internal control as of December 31, 2024, and issued a report thereon which is included on page 35 of this report.

Changes in internal control over financial reporting — During 2023, the Company completed its acquisition of all of the outstanding equity interests in Spinnaker Oilfield Services LLC (Spinnaker). Management had elected to exclude Spinnaker's internal controls from its assessment of the Company's internal control over financial reporting contained in its 10-K for the year ended December 31, 2023, based on the guidelines established by the Securities and Exchange Commission. As of July 1, 2024, Spinnaker was fully integrated into our reporting systems and all of our disclosure controls and procedures have incorporated Spinnaker effectively. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2024 which were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.

Other Information

During the year ended December 31, 2024, no director or officer, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation SK.

On February 27, 2025, we and our largest stockholder, LOR, Inc. (LOR), entered into a registration rights agreement (the Agreement), pursuant to which we have granted LOR and certain of its affiliates (collectively, the Selling Stockholders) and their permitted transferees the right to require, subject to certain conditions and limitations, us to register for resale all Company securities held by such stockholders, and certain customary piggy back registration rights with respect to registrations initiated by us. The Agreement also contains customary provisions relating to indemnification. The Selling Stockholders own approximately 60% of the outstanding shares of our common stock in the aggregate, and the Agreement calls for us to register all of those shares on a Form S-3 shelf registration statement, if available, by filing the registration statement with the SEC as soon as reasonably practicable on or after April 15, 2025, but in any event not later than April 30, 2025. The Agreement has a term of 15 years, and in addition to piggyback registration rights, allows the Selling Stockholders to make up to two demands for shelf takedowns per year, subject to a maximum of ten takedowns in total and a minimum requirement that at least $35 million of common stock, in the aggregate, be included in each takedown. All registration and filing fees with respect to filings required to be made with the SEC shall be paid by LOR. In addition, LOR shall reimburse the Company for other specified expenses in connection with SEC registration and takedowns from the shelf, subject to specified expense caps. The Selling Stockholders include Gary W. Rollins, Pamela R. Rollins, Amy R. Kreisler, and Timothy C. Rollins, each of whom is a current director of the Company, and certain additional entities that are under their control or otherwise affiliated with them. During 2024, a subsidiary of RPC conducted business with companies owned by LOR. Payments totaling approximately $1.6 million were made in 2024 to these LOR companies primarily for the purchase of parts and repair services related to certain of RPC's oilfield operating equipment. The foregoing description is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 10.25 and is incorporated herein by reference.

ITEM 9C.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

ITEM 10.

Directors, Executive Officers and Corporate Governance

Information concerning directors, director nominees and executive officers will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders, in the sections titled Information Regarding Director Nominees, Continuing Directors and Executive Officers.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders, in the section titled Board of Directors and Corporate Governance, Meetings and Committees of the Board of Directors – Audit Committee. This information is incorporated herein by reference.

CODE OF ETHICS

RPC, Inc., has a Code of Business Conduct that applies to all employees. In addition, the Company has a Code of Business Conduct and Ethics for Directors and Executive Officers and Related Party Transaction Policy. Both of these documents are available on the Company's website at rpc.net. Copies are available at no charge by writing to Attention: Human Resources, RPC, Inc., 2801 Buford Highway N.E., Suite 300, Atlanta, GA 30329.

RPC, Inc. intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of its Code that relates to any elements of the Code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Information regarding compliance with Section 16(a) of the Exchange Act will be included under Section 16(a) Beneficial Ownership Reporting Compliance in the Company's Proxy Statement for its 2025 Annual Meeting of Stockholders, which is incorporated herein by reference.

INSIDER TRADING POLICIES AND PROCEDURES

Information regarding the Company's insider trading policies and procedures will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders in the section titled "Board of Directors and Corporate Governance - Insider Trading Policy". This information is incorporated herein by reference.

ITEM 11.

Executive Compensation

Information concerning director and executive compensation will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders, in the sections titled Human Capital Management and Compensation Committee Interlocks and Insider Participation, Director Compensation, Compensation Discussion and Analysis, Human Capital Management and Compensation Committee Report and Executive Compensation. This information is incorporated herein by reference.

ITEM 12.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management, and such all officers and directors as a group, will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders, in the section titled Stock Ownership of Certain Beneficial Owners and Management. This information is incorporated herein by reference.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information regarding equity compensation plans as of December 31, 2024.

Plan Category	(A) Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by securityholders	—	$ —	7,324,824[1]
Equity compensation plans not approved by securityholders	—	—	—
Total	—	$ —	7,324,824

[1] All of the securities can be issued in the form of restricted stock or other stock awards.

See note titled Employee Benefit Plans to the consolidated financial statements for information regarding the material terms of the equity compensation plans.

ITEM 13.

Certain Relationships and Related Party Transactions and Director Independence

Information concerning certain relationships and related party transactions will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders, in the sections titled, Certain Relationships and Related Party Transactions. Information regarding director independence will be included in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders in the section titled Director Independence and NYSE Requirements. This information is incorporated herein by reference.

ITEM 14.

Principal Accounting Fees and Services

Information regarding principal accountant fees and services will be included in the section titled Audit Matters, Independent Registered Public Accounting Firm in the RPC Proxy Statement for its 2025 Annual Meeting of Stockholders. This information is incorporated herein by reference.

Part IV

ITEM 15.

Exhibit and Financial Statement Schedules

CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULE AND EXHIBITS

1. Consolidated financial statements listed in the accompanying Index to consolidated financial statements and Schedule are filed as part of this report.

2. The financial statement schedule listed in the accompanying Index to consolidated financial statements and Schedule is filed as part of this report.

3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

Exhibit No.	Exhibit Description
10.8	Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.11 to the Form 10-K filed on March 16, 2005).
10.10	Performance-Based Incentive Cash Compensation Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 28, 2006).
10.11	Summary of Compensation Arrangements with Executive Officers.
10.14	Form of Time-Lapse Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012).
10.17	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant's definitive Proxy Statement filed on March 17, 2014).
10.20	Form of award agreement under Performance-Based Incentive Cash Compensation Plan (incorporated herein by reference to Exhibit 10.20 to the Form 10-K filed on February 28, 2017).
10.24	RPC, Inc. 2024 Stock Incentive Plan (incorporated herein by reference to the Registrant's Proxy Statement filed on March 14, 2024).
10.26	Form of performance share unit award agreement. (incorporated herein by reference to Exhibit 10.24 to the Form 10-Q filed on April 28, 2023).

Exhibits (inclusive of item 3 above):

Exhibit No.	Description
3.1A	Restated certificate of incorporation of RPC, Inc. (incorporated herein by reference to exhibit 3.1 to the Annual Report on Form 10-K filed on March 24, 2000).
3.1B	Certificate of Amendment of Certificate of Incorporation of RPC, Inc. (incorporated by reference to Exhibit 3.1(B) to the Quarterly Report on Form 10-Q filed May 8, 2006).
3.1C	Certificate of Amendment of Certificate of Incorporation of RPC, Inc. (incorporated by reference to Exhibit 3.1(C) to the Quarterly Report on Form 10-Q filed August 2, 2011).
3.2	Amended and Restated Bylaws of RPC, Inc.
4	Form of Stock Certificate (incorporated herein by reference to Exhibit 4 to the Annual Report on Form 10-K filed on March 25, 1999).
4.2	Description of Registrant's Securities. (incorporated herein by reference to Exhibit 4.2 to the Form 10-K filed on February 26, 2022).

Exhibit No.	Description
10.3	Employee Benefits Agreement dated February 12, 2001, by and between RPC, Inc., Chaparral Boats, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.3 to the Marine Products Corporation Form 10 filed on February 13, 2001).
10.4	Transition Support Services Agreement dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.4 to the Marine Products Corporation Form 10 filed on February 13, 2001).
10.8	Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.11 to the Form 10-K filed on March 16, 2005).
10.10	Performance-Based Incentive Cash Compensation Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 28, 2006).
10.11	Summary of Compensation Arrangements with Executive Officers.
10.12	Credit Agreement dated August 31, 2010, between the Company, Bank of America, N.A., SunTrust Bank, Regions Bank and certain other lenders party thereto (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed on September 7, 2010).
10.13	Amendment No. 1 to Credit Agreement dated as of June 16, 2011, between the Company, the Subsidiary Loan Parties party thereto, Bank of America, N.A. and certain other lenders party thereto (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed on February 29, 2012).
10.14	Form of Time-Lapse Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012).
10.16	Amendment No. 2 to Credit Agreement and Amendment No. 1 to Subsidiary Guaranty Agreement dated as of January 17, 2014 between RPC, Bank of America, N.A., certain other Lenders party thereto, and the Subsidiary Loan Parties party thereto (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed on January 24, 2014).
10.17	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant's definitive Proxy Statement filed on March 17, 2014).
10.18	Reduction of Commitment Notice, dated November 3, 2015 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed on November 6, 2015).
10.19	Amendment No. 3 to Credit Agreement dated as of June 30, 2016 among RPC, Inc., Bank of America, N.A., certain other lenders party thereto, and the Subsidiary Loan Parties party thereto (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed on July 7, 2016).
10.20	Form of award agreement under Performance-Based Incentive Cash Compensation Plan (incorporated herein by reference to Exhibit 10.20 to the Form 10-K filed on February 28, 2017).
10.21	Amendment No. 4 to Credit Agreement dated as of July 26, 2018 among RPC, Inc., Bank of America, N.A., certain other lenders party thereto, and the Subsidiary Loan Parties party thereto (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 31, 2018).
10.22	Amendment to No. 5 to Credit Agreement dated as of September 25, 2020 among RPC, Inc., Bank of America, N.A., certain other lenders party thereto, and the Subsidiary Loan Parties party thereto (incorporated herein by reference to Exhibit 99.1 to the Registrants Form 8-K filed on October 1, 2020).
10.23	Amendment to No. 6 to Credit Agreement dated as of June 22, 2022 among RPC Inc., Bank of America, N.A., certain other lenders party thereto, and the Subsidiary Loan Parties party thereto (incorporated herein by reference to Exhibit 99 to the Registrants Current Report on Form 8-K filed on June 23, 2023).
10.24	RPC, Inc. 2024 Stock Incentive Plan (incorporated herein by reference to the Registrant's Proxy Statement filed on March 14, 2024).
10.25	Registration rights agreement.
10.26	Form of performance share unit award agreement. (incorporated herein by reference to Exhibit 10.24 to the Form 10-Q filed on April 28, 2023).
19	Insider trading policies and procedures
21	Subsidiaries of RPC

Exhibit No.	Description
23	Consent of Grant Thornton LLP
24	Powers of Attorney for Directors
31.1	Section 302 certification for Chief Executive Officer
31.2	Section 302 certification for Chief Financial Officer
32.1	Section 906 certifications for Chief Executive Officer and Chief Financial Officer
97.1	Policy relating to recovery of erroneously awarded compensation (incorporated herein by reference to Exhibit 97.1 to the Form 10-K filed on February 28, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Annual Report for the year ended December 31, 2024, formatted in Inline XBRL

ITEM 16.
Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RPC, Inc.

Ben M. Palmer
President and Chief Executive Officer
(Principal Executive Officer)

February 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:

Ben M. Palmer
President and Chief Executive Officer
(Principal Executive Officer)

By:

Michael L. Schmit
Vice President, Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)

Date: February 28, 2025

Date: February 28, 2025

The Directors of RPC (listed below) executed a power of attorney, appointing Ben M. Palmer their attorney-in-fact, empowering him to sign this report on their behalf.

Richard A. Hubbell, Director   Gary W. Rollins, Director

Jerry W. Nix, Director   Patrick J. Gunning, Director

Susan R. Bell, Director   John F. Wilson, Director

Pamela R. Rollins, Director   Amy R. Kreisler, Director

Timothy C. Rollins, Director

Ben M. Palmer
Director and as Attorney-in-fact
February 28, 2025

Index To Consolidated Financial Statements, Reports and Schedule

The following documents are filed as part of this report.

Schedules not listed above have been omitted because they are not applicable, or the required information is included in the consolidated financial statements or notes thereto.

Schedule II — Valuation and Qualifying Accounts

	For the years ended December 31, 2024, 2023 and 2022			
(in thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Net (Deductions) Recoveries/ Increases	Balance at End of Period
Year ended December 31, 2024				
Credit loss allowance for accounts receivable	$ 7,109	$ **1,428**	$ **(631)** [1]	$ **7,906**
Deferred tax asset valuation allowance	$ 1,591	$ **—**	$ **(1,200)** [2]	$ **391**
Reserve for obsolete or slow-moving inventory	$ 15,925	$ **3,449**	$ **(4,014)** [3]	$ **15,360**
Year ended December 31, 2023				
Credit loss allowance for accounts receivable	$ 7,078	$ 2,656	$ (2,625) [1]	$ 7,109
Deferred tax asset valuation allowance	$ 990	$ 601	$ — [2]	$ 1,591
Reserve for obsolete or slow-moving inventory	$ 15,374	$ 3,063	$ (2,512) [3]	$ 15,925
Year ended December 31, 2022				
Credit loss allowance for accounts receivable	$ 6,765	$ 2,029	$ (1,716) [1]	$ 7,078
Deferred tax asset valuation allowance	$ 865	$ —	$ 125 [2]	$ 990
Reserve for obsolete or slow-moving inventory	$ 13,236	$ 4,080	$ (1,942) [3]	$ 15,374

[1] Net (deductions) recoveries in the credit loss allowance principally reflect the write-off of previously reserved accounts net of recoveries.

[2] The valuation allowance for deferred tax assets is increased or decreased each year to reflect the state and foreign net operating losses and capital losses that management believes will not be utilized before they expire. Change in valuation allowance for the year ended December 31, 2024, resulted primarily from a tax planning strategy implemented in a certain foreign jurisdiction.

[3] Net (deductions) recoveries in the reserve for obsolete or slow-moving inventory principally reflect the write-off and/or disposal of previously reserved inventory.

RPC, INC. 2024 ANNUAL REPORT

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding: our Downhole Tools service line's momentum and that it continues to lead the industry with innovation to drive value for our customers, our belief that our Unplug system has the potential to disrupt the traditional frac plug market, our belief that eliminating solid plugs can turn drillouts into simple and less expensive cleanout operations, our hope for more stability in our end-markets during 2025 and to leverage our investments in assets and capabilities we made in 2024, our corporate objective to create long-term shareholder value by delivering world-class oilfield services to our customers, with a conservative financial management approach, our ample liquidity, strategic acquisition opportunities, initiatives to drive incremental revenues and improve margins, and our belief that these efforts can help partially mitigate external forces seen in 2024 should they persist, our corporate objective to create long-term shareholder value by delivering world-class oilfield services to our customers, with a conservative financial management approach, our belief that continuing to focus on growing non-pumping businesses is key to maintaining a resilient portfolio of offerings and minimizing volatility of our financial performance, our belief that actions taken in response to lower demand will not disrupt our business or jeopardize our ability to rapidly respond to the marketplace when improved demand materializes, our intent to continue to prudently deploy capital by investing in and upgrading our asset base while not increasing industry capacity, our intent to make investments to grow our business, which is a key strategic focus for us in 2025 and beyond, our internal initiatives that are underway to improve our execution and margins, our continuing to invest in innovative new products and services, which we expect to begin ramping up in 2025 after receiving positive feedback from our customers, potential acquisitions, our rigorously assessing opportunities to expand our business, our belief that we can benefit from increased scale and adding high cash flow businesses with strong customer bases to our diversified portfolio, our belief that the recent successful acquisition and integration of Spinnaker, coupled with our conservative management approach and financial strength, make us a "buyer of choice" for owners looking to sell their business and become part of a larger company with increased customer reach and broad service capabilities, our intent to assess acquisition opportunities, finding the right strategic and cultural fit for RPC, and ultimately executing on value-creating transactions, and our commitment to the financial discipline and conservative approach that has been our hallmark for decades and the backbone of our longevity and success.

The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, those identified under at Item 1A "Risk Factors" in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated in the forward-looking statements. The Company does not undertake to update these forward-looking statements.





CORPORATE INFORMATION

OFFICERS

Richard A. Hubbell
Executive Chairman of the Board

Ben M. Palmer
President and Chief Executive Officer

Michael L. Schmit
Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

DIRECTORS

Richard A. Hubbell (1)
Executive Chairman of the Board, Marine Products Corporation

Jerry W. Nix (2)
Former Vice Chairman, Executive Vice President and Chief Financial Officer of Genuine Parts Company

Susan R. Bell (3)
Retired Partner, Ernst & Young LLP

Patrick J. Gunning (4)
Retired Partner, Ernst & Young LLP

Amy R. Kreisler (5)
Executive Director, The O. Wayne Rollins Foundation

Ben M. Palmer (6)
President and Chief Executive Officer, Marine Products Corporation

Gary W. Rollins
Executive Chairman Emeritus, Rollins, Inc.

Pamela R. Rollins
Community Leader

Timothy C. Rollins (5)
Vice President, LOR, Inc.

John F. Wilson (7)
Executive Chairman, Rollins, Inc.

(1) Chairman of the Executive Committee

(2) Lead Independent Director; Chairman of the Human Capital Management and Compensation Committee; Chairman of the Nominating and Corporate Governance Committee; and Member of the Audit Committee

(3) Member of the Audit Committee

(4) Chairman of the Audit Committee; Member of the Human Capital Management and Compensation Committee; and Member of the Nominating and Corporate Governance Committee

(5) Member of the Nominating and Corporate Governance Committee

(6) Member of the Executive Committee

(7) Member of the Audit Committee; Human Capital Management and Compensation Committee; and Nominating and Corporate Governance Committee

STOCKHOLDER INFORMATION

Corporate Offices

RPC, Inc., 2801 Buford Highway NE, Suite 300, Atlanta, GA 30329
Telephone: (404) 321-2140

Stock Listing and Ticker Symbol

New York Stock Exchange (NYSE: RES)

Transfer Agent and Registrar

For inquiries related to stock certificates, including changes of address, please contact:

Equiniti Trust Company, LLC
PO Box 500
Newark, NJ 07101
(866) 796-3419
www.equiniti.com/us/ast-access/individuals/

Investor Relations Website

RPC.net

Annual Meeting

The Annual Stockholders Meeting of RPC, Inc. will be held at 12:15 p.m., April 22, 2025, at 2170 Piedmont Road, NE, Atlanta, GA 30324.

RES LISTED NYSE



RPC
An Oil & Gas Services Company

RES
LISTED
NYSE